UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011.

Commission File Number 333-170434

Sumitomo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

9-2, Marunouchi, 1-chome

Chiyoda-ku, Tokyo 100-6611

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains the following:

1.	Sumitomo Mitsui Trust Holdings, Inc. Financial Results for the First Quarter of the Fiscal Year 2011

[Japanese GAAP] (Consolidated)

2.	Explanatory Material 1st Quarter of Fiscal Year 2011 ended on June 30, 2011

3.	IR Material for 1QFY2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Trust Holdings, Inc.

Date: August 4, 2011	By:	/s/ Tadashi Nishimura
	Name:	Tadashi Nishimura
	Title:	Executive Officer

Sumitomo Mitsui Trust Holdings, Inc. Financial Results for the First Quarter of the Fiscal Year 2011 [Japanese GAAP] (Consolidated)

August 4, 2011

Stock exchange listings	: Tokyo, Osaka and Nagoya (code: 8309)
URL	: http://www.smth.jp/en/index.html
Representative	: Kazuo Tanabe, President
For inquiry	: Tadashi Nishimura, Executive Officer,
General Manager of Financial Planning Department
TEL +81-3-3286-8354
Filing date of quarterly securities report (Scheduled)	: August 15, 2011
Trading accounts	: Established
Payment date of cash dividends (Scheduled)	: —
Supplementary explanatory material	: Prepared
Information meeting (Scheduled)	: None

(All amounts less than one million yen are rounded down.)

1. Consolidated Financial Results for the First Quarter of the Fiscal Year 2011 (April 1, 2011 through June 30, 2011)

(1) Consolidated Results of Operations (Cumulative)	(%: Change from the same period in the previous fiscal year)

	Ordinary Income		Ordinary Profit		Net Income
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Three Months Ended
June 30, 2011	307,228	234.7	71,915	158.3	89,632	370.5
June 30, 2010	91,800	2.1	27,838	72.6	19,048	100.0

(Note) Comprehensive Income:	June 30, 2011	74,500 millions of yen, (—%)
	June 30, 2010	— millions of yen, (—%)

	Net Income per Common Share	Net Income per Common Share (Fully Diluted)
	Yen	Yen
Three Months Ended
June 30, 2011	21.58	—
June 30, 2010	11.48	—

(Note)	Net income per common share (fully diluted) for the first quarter of the fiscal year 2011 is not stated, as there are residual securities but not dilutive.
Net income per common share (fully diluted) for the first quarter of the fiscal year 2010 is not stated, as there are no residual securities.

(2) Consolidated Financial Conditions

	Total Assets	Net Assets	Net Assets to Total Assets Ratio
	Millions of Yen	Millions of Yen	%
As of
June 30, 2011	34,870,603	2,254,447	4.9
March 31, 2011	14,231,070	844,130	4.6

(Reference) Net Assets less Minority Interests:	June 30, 2011 1,738,761 millions of yen
March 31, 2011 656,476 millions of yen

(Note) Net Assets to Total Assets Ratio = Net Assets less Minority Interests / Total Assets

2. Cash Dividends on Common Share

	Annual Cash Dividends per Common Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Fiscal Year Ended
March 31, 2011	—	4.00	—	4.00	8.00
Fiscal Year Ending
March 31, 2012	—
Fiscal Year Ending
March 31, 2012 (Forecast)		4.00	—	4.00	8.00

(Note)	Revision of the latest announced dividend forecast: None
(Note)	The figure above shows cash dividends on common share. In regard to other types of shares, please refer to “Cash Dividends on Preferred Shares” as follows.

3. Consolidated Earnings Forecasts for the Fiscal Year 2011 (April 1, 2011 through March 31, 2012)

(%: Change from the same period in the previous fiscal year)

	Ordinary Profit		Net Income		Net Income per Common Share
	Millions of Yen	%	Millions of Yen	%	Yen
Six Months Ending
September 30, 2011	100,000	99.6	90,000	180.6	21.11
Fiscal Year Ending
March 31, 2012	215,000	153.8	150,000	217.3	35.00

(Note) Revision of the latest announced consolidated earnings forecast: None

4. Other Information

(1)	Changes in Important Subsidiaries during the First Quarter of the Fiscal Year 2011: Yes

(Changes in specified subsidiaries resulted in changes in the scope of consolidation)

Included:	6	(The Sumitomo Trust & Banking Co., Ltd, STB Preferred Capital 2 (Cayman) Limited,
		STB Preferred Capital 3 (Cayman) Limited, STB Preferred Capital 4 (Cayman) Limited,
		STB Preferred Capital 5 (Cayman) Limited, Japan Trustee Services Bank, Ltd.)
Excluded:	—	(—)

(For details, please refer to page 2, “1. Other Information” of “Accompanying Materials.”)

(2)	Specified Accounting Treatments to Preparation of Quarterly Consolidated Financial Statements: Yes

(For details, please refer to page 2, “1. Other Information” of “Accompanying Materials.”)

(3)	Changes in Accounting Policies, Changes in Accounting Estimates and Restatements

1) Changes in accounting policies due to revision of accounting standards	:	None

2) Changes in accounting policies due to reasons other than 1)	:	None

3) Changes in accounting estimates	:	None

4) Restatements	:	None

(4)	Number of Issued Shares (Common share)

1) Number of issued shares (including treasury stock)

June 30, 2011 :	4,153,486,408	shares,	March 31, 2011 :	1,658,426,267	shares

2) Number of treasury stock

June 30, 2011 :	715,488	shares,	March 31, 2011 :	411,673	shares

3) Average number of issued shares (for the first quarter of the fiscal year)

June 30, 2011 :	4,152,919,713	shares,	June 30, 2010 :	1,658,057,966	shares

Presentation on the implementation status of the quarterly review procedures

These quarterly financial results stand out of range of quarterly review procedures based on “Financial Instruments and Exchange Act.” At the time of this disclosure, the review procedures of the quarterly consolidated financial statements based on “Financial Instruments and Exchange Act” have not completed yet.

Explanation for proper use of forecasts and other note

Forecasts in this material are based on information, which is available at this moment, and assumptions of uncertain factors. Actual results may differ materially from those forecasts depending on various future events and conditions.

Sumitomo Mitsui Trust Holdings, Inc. (SMTH), which is former Chuo Mitsui Trust Holdings, Inc (CMTH), performed share exchange with SMTH as the parent company, and The Sumitomo Trust and Banking Co., Ltd. (STB) as the wholly owned subsidiary on April 1, 2011. Based on the Accounting Standard for Business Combinations, this share exchange is a reverse acquisition where SMTH is considered to be the acquired company and STB to be the acquiring company. Therefore, the consolidated assets and liabilities of SMTH are succeeded to the consolidated balance sheets of STB at fair value. Due to this share exchange, each figure for the first quarter of the fiscal year 2011 fluctuated wildly compared with that for the first quarter of the fiscal year 2010 or the fiscal year ended March 31, 2011.

(Cash Dividends on Preferred Shares)

Cash dividends per share on preferred shares are as below.

The First Series of Class 7 Preferred Shares	Annual Cash Dividends per Preferred Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Fiscal Year Ended
March 31, 2011
Fiscal Year Ending
March 31, 2012	—

Fiscal Year Ending
March 31, 2012 (Forecast)		21.15	—	21.15	42.30

(Note)	Revision of the latest announced dividend forecast: None
(Note)	The First Series of Class 7 Preferred Shares were issued on April 1, 2011, in exchange for the First Series of Class 2 Preferred Shares of STB due to the share exchange.

(Reference)	Cash Dividends on Common Share and the First Series of Class 2 Preferred Shares of The Sumitomo Trust & Banking Co., Ltd.

The Sumitomo Trust & Banking Co., Ltd. Common Shares	Annual Cash Dividends per Common Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Fiscal Year Ended
March 31, 2011	—	6.00	—	8.00	14.00

(Note)	While all the common shares of STB were acquired by SMTH in share exchange for common share of SMTH on April 1, 2011, year-end dividends for the fiscal year 2010 (from April 1, 2010, to March 31, 2011) were paid to shareholders or registered share pledges appearing in the last record of the Register of Shareholders in writing or in electronic form as of March 31, 2011 by STB.

The Sumitomo Trust & Banking Co., Ltd. The First Series of Class 2 Preferred Shares	Annual Cash Dividends per Preferred Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Fiscal Year Ended
March 31, 2011	—	21.15	—	21.15	42.30

(Note)	While all the First Series of Class 2 Preferred Shares of STB were acquired by SMTH in share exchange for the First Series of Class 7 Preferred Shares of SMTH on April 1, 2011, year-end dividends for the fiscal year 2010 (from April 1, 2010, to March 31, 2011) were paid to shareholders or share pledges appearing in the last record of the Register of Shareholders in writing or in electronic form as of March 31, 2011 by STB.

This financial information is translations of the brief financial statements (Kessan Tanshin). For further information, please contact the Investor Relations Office, Financial Planning Department at +81-3-3286-8354 by phone, +81-3-3286-4654 by facsimile, or e-mail : ir@smth.jp.

[Accompanying Materials]

1

1. Other Information

(1) Changes in Important Subsidiaries during the First Quarter of the Fiscal Year 2011

(Changes in specified subsidiaries resulted in changes in the scope of consolidation)

Details of changes in specified subsidiaries resulted in changes in the scope of consolidation during the first quarter of the fiscal year 2011 (newly:6 companies) are as below.

Name	Address	Capital Stock (Millions of Yen)	Primary Contents of Business	Holding Rate of Voting Rights
(consolidated subsidiary) The Sumitomo Trust & Banking Co., Ltd.	Chuo-ku, Osaka	342,037	Trust Banking Business	100.00%

STB Preferred Capital 2 (Cayman) Limited	George Town Grand Cayman British West Indies	51,500	Financial-related Business	100.00%

STB Preferred Capital 3 (Cayman) Limited	George Town Grand Cayman British West Indies	51,500	Financial-related Business	100.00%

STB Preferred Capital 4 (Cayman) Limited	George Town Grand Cayman British West Indies	111,600	Financial-related Business	100.00%

STB Preferred Capital 5 (Cayman) Limited	George Town Grand Cayman British West Indies	70,900	Financial-related Business	100.00%

Japan Trustee Services Bank, Ltd.	Chuo-ku, Tokyo	51,000	Trust Banking Business	66.66%

(2) Specified Accounting Treatments to Preparation of Quarterly Consolidated Financial Statements

Income Tax Expenses

As for a part of subsidiaries, income tax expenses are calculated by multiplying the income before income taxes by the estimated effective income tax rate, which are reasonably estimated for the whole consolidated fiscal year.

(3) Changes in Accounting Policies, Changes in Accounting Estimates and Restatements

Sumitomo Mitsui Trust Holdings, Inc. (hereinafter “SMTH”), which is former Chuo Mitsui Trust Holdings, Inc (hereinafter “CMTH”), conducted share exchange on April 1, 2011, under which SMTH became the parent company, and The Sumitomo Trust and Banking Co., Ltd. (hereinafter “STB”) became the wholly owned subsidiary. Based on the Accounting Standard for Business Combinations, this share exchange is a reverse acquisition where SMTH is considered to be the acquired company and STB to be the acquiring company. Therefore, the consolidated assets and liabilities of SMTH are succeeded to the consolidated balance sheets of STB at fair value.

SMTH has adopted ASBJ Statement No.24 “Accounting Standard for Accounting Changes and Error Corrections” (issued by ASBJ on December 4, 2009) and Implementation Guidance No. 24 “Guidance on Accounting Standard for Accounting Changes and Error Corrections” (issued by ASBJ on December 4, 2009) to the accounting changes and correct of past error from the beginning of this first quarter of the fiscal year 2011. However, as there is no continuity between the consolidated financial statements of SMTH for the fiscal year ended March 31, 2011 and those for the first quarter of the fiscal year 2011, any changes are not disclosed in “Changes in Accounting Policies, Changes in Accounting Estimates, Restatements.”

2

2. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Millions of Yen)
	As of March 31, 2011	As of June 30, 2011
Assets:
Cash and Due from Banks	502,160	1,372,208
Call Loans and Bills Bought	6,936	348,232
Receivables under Resale Agreements	—	54,320
Receivables under Securities Borrowing Transactions	9,378	1,022
Monetary Claims Bought	99,921	492,112
Trading Assets	36,568	612,883
Money Held in Trust	2,065	24,192
Securities	3,710,513	8,723,829
Loans and Bills Discounted	8,864,266	19,833,688
Foreign Exchanges	12,259	7,522
Lease Receivables and Investment Assets	—	576,151
Other Assets	393,956	1,522,786
Tangible Fixed Assets	123,584	235,666
Intangible Fixed Assets	56,994	210,619
Deferred Tax Assets	143,055	288,546
Customers’ Liabilities for Acceptances and Guarantees	317,098	715,483
Allowance for Loan Losses	(47,690)	(148,664)

Total Assets	14,231,070	34,870,603

Liabilities:
Deposits	9,292,002	21,867,933
Negotiable Certificates of Deposit	327,020	2,197,023
Call Money and Bills Sold	351,956	373,247
Payables under Repurchase Agreements	—	370,870
Payables under Securities Lending Transactions	1,161,653	1,031,796
Trading Liabilities	7,716	131,981
Borrowed Money	678,983	1,461,595
Foreign Exchanges	—	62
Short-term Bonds Payable	—	395,981
Bonds Payable	267,247	923,372
Borrowed Money from Trust Account	801,657	2,082,888
Other Liabilities	156,055	1,003,768
Provision for Bonuses	3,133	4,078
Provision for Directors’ Bonuses	—	60
Provision for Retirement Benefits	2,859	14,797
Provision for Directors’ Retirement Benefits	253	236
Provision for Reimbursement of Deposits		6,410
Provision for Contingent Loss	15,335	18,224
Provision for Relocation Expenses		5,620
Deferred Tax Liabilities	3,967	5,012
Deferred Tax Liabilities for Land Revaluation	—	5,709
Acceptances and Guarantees	317,098	715,483

Total Liabilities	13,386,939	32,616,156

3

(Continued)

	(Millions of Yen)
	As of March 31, 2011	As of June 30, 2011
Net Assets:
Total Shareholders’ Equity:	667,328	1,760,829
Capital Stock	261,608	261,608
Capital Surplus	—	859,494
Retained Earnings	406,002	639,828
Treasury Stock	(282)	(101)
Total Accumulated Other Comprehensive Income:	(10,851)	(22,068)
Valuation Difference on Available-for-Sale Securities	4,408	(9,404)
Deferred Gains or Losses on Hedges	3,406	4,492
Revaluation Reserve for Land	(16,537)	(4,703)
Foreign Currency Translation Adjustment	(2,129)	(12,452)
Minority Interests	187,653	515,685

Total Net Assets	844,130	2,254,447

Total Liabilities and Net Assets	14,231,070	34,870,603

4

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

Three Months Ended on June 30

	(Millions of Yen)
	Three Months Ended June 30, 2010	Three Months Ended June 30, 2011
Ordinary Income:
Trust Fees	10,135	24,991
Interest Income:	40,816	94,600
Interest on Loans and Discounts	27,612	62,866
Interest and Dividends on Securities	11,828	27,126
Fees and Commissions	21,450	62,551
Trading Income	340	1,014
Other Ordinary Income	15,301	112,040
Other Income	3,755	12,029

Ordinary Income	91,800	307,228

Ordinary Expenses:
Interest Expenses:	15,606	31,792
Interest on Deposits	10,639	19,213
Fees and Commissions Payments	5,345	14,620
Trading Expenses	212	—
Other Ordinary Expenses	2,380	85,023
General and Administrative Expenses	34,681	96,239
Other Expenses	5,736	7,637

Ordinary Expenses	63,962	235,313

Ordinary Profit	27,838	71,915

Extraordinary Income:	1,515	44,355
Gain on Disposal of Noncurrent Assets	—	6
Gain on Negative Goodwill	—	44,349
Reversal of Allowance for Loan Losses	928
Recoveries of Written-off Claims	561
Other	24	—
Extraordinary Loss:	1,169	1,270
Loss on Disposal of Noncurrent Assets	35	175
Impairment Loss	—	28
Management Integration Expenses	909
Other	225	1,066

Income before Income Taxes and Minority Interests	28,183	115,000

Income Taxes:	7,198	19,488
Current	1,649	4,530
Deferred	5,548	14,957

Income before Minority Interests	20,985	95,512

Minority Interests in Income	1,936	5,879

Net Income	19,048	89,632

5

Consolidated Statements of Comprehensive Income
Three Months Ended on June 30
(Millions of Yen)
Three Months Ended June 30, 2011
Income before Minority Interests	95,512

Other Comprehensive Income:	(21,011)
Valuation Difference on Available-for-Sale Securities	(16,512)
Deferred Gains or Losses on Hedges	(3,931)
Foreign Currency Translation Adjustment	352
Attributable to Equity Method Affiliates	(920)

Comprehensive Income:	74,500

Comprehensive Income Attributable to Owners of the Parent	68,853
Comprehensive Income Attributable to Minority Interests	5,647

6

(3) Note on Assumption of Going Concern

There is no applicable information.

(4) Note on Significant Change of Shareholders’ Equity

SMTH conducted share exchange on April 1, 2011, under which SMTH became the parent company, and STB became the wholly owned subsidiary. Based on the Accounting Standard for Business Combinations, as this share exchange is a reverse acquisition, the balance at the beginning of the current period for the consolidated total shareholders’ equity is that of STB. Therefore, there is no continuity between the balance of the consolidated total shareholders’ equity of SMTH at the end of the fiscal year 2010 and that at the beginning of the first quarter of the fiscal year 2011.

Details of the Changes of Shareholders’ Equity during the Period are as below.

	(Millions of Yen)
	Capital Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance at the Beginning of the Current Period (Note 1)	342,037	297,051	565,908	(482)	1,204,514
Changes of Items during the first quarter of the fiscal year 2011:
Increase and Decrease by the Share Exchange (Note 2)	(80,428)	569,542			489,114
Cash Dividends (Note 3)		(6,632)	(15,701)		(22,333)
Net Income			89,632		89,632
Purchase of Treasury Stock				(113)	(113)
Disposal of Treasury Stock		14		11	26
Cancellation of Treasury Stock		(482)		482	—
Reversal of Revaluation Reserve for Land			(10)		(10)

Total of changes of Items during the first quarter of the fiscal year 2011:	(80,428)	562,443	73,920	380	556,315

Balance at the End of the Current Period	261,608	859,494	639,828	(101)	1,760,829

(Note1)	“Balance at the Beginning of the Current Period” is the balance of STB (Consolidated) at the beginning of the current fiscal year.
(Note2)	“Increase and Decrease by the Share Exchange” is an increase and decrease (the acquisition cost of the acquired company and others) by applying the Purchase Method with STB as the acquiring company and SMTH as the acquired company.
(Note3)	With share exchange with STB on April 1, 2011, SMTH (former CMTH) has succeeded retained earnings as capital of CMTH surplus. Therefore, 6,632 million yen of cash dividends for SMTH (former CMTH), whose record date is March 31, 2011 and whose effective date of distribution is on and after June 30, 2011 is recorded as “Cash Dividends” of “Capital Surplus.”

“Cash Dividends” of “Retained Earnings,” whose record date is March 31, 2011 and whose effective date of distribution is on and after June 30,2011, is 15,701 million yen of cash dividends of STB.

7

(5) Note on Business Combination

On August 24, 2010, CMTH concluded a share exchange agreement and a management integration agreement with STB. Subsequent to the approval at the extraordinary general meeting of shareholders held on December 22, 2010, the share exchange was performed on April 1, 2011 as the effective date. CMTH changed its trade name to Sumitomo Mitsui Trust Holdings, Inc. (“SMTH”).

1.	Outline of Business Combination

(1)	Name and Business Content of Acquired Company

Name of acquired company	Chuo Mitsui Trust Holdings, Inc.
Business content	Bank holding company

(2)	Main Reasons for Business Combination

CMTH and STB aim to create “The Trust Bank,” a new trust bank group that, with a combination of significant expertise and comprehensive capabilities, will provide better and swifter comprehensive solutions to their clients than ever before, by combining their personnel, know-how and other managerial resources and fusing both groups’ strengths, such as the diversity of the STB group and the agility of the CMTH group.

(3)	Date of Business Combination

April 1, 2011

(4)	Legal Form of Business Combination

Share exchange, under which CMTH became the parent company, and STB became the wholly owned subsidiary.

(5)	Name of Company after Business Combination

Sumitomo Mitsui Trust Holdings, Inc.

(6)	Acquired Voting Rights Ratio

100%

(7)	Main Grounds for the Determination of the Acquiring Company

SMTH has adopted ASBJ Statement No.21 “Accounting Standard for Business Combinations” (issued by ASBJ on December 26, 2008) and Implementation Guidance No.10 “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (issued by ASBJ on December 26, 2008). According to them, shareholders of STB, which is a wholly owned subsidiary company in the share exchange, hold the majority of voting rights of the company following the business combination. Therefore, it was decided that under the Accounting Standard for the Business Combinations, STB would be the acquiring company, with CMTH as the acquired company.

8

2.	Period of Earnings of the Acquired Company included in the Quarterly Consolidated Statements of Income Described at Acquisition Cost of the Acquired Company

April 1, 2011 through June 30, 2011

3.	Acquisition Cost of the Acquired Company

489,114 million yen

4.	Share Exchange Ratio by Type of Share, Calculation Method, and Number of Shares Delivered

(1)	Share Exchange Ratio by Type of Share

(a)	Common Shares

For each common share of STB, 1.49 shares of common share of SMTH have been allotted and delivered.

(b)	Preferred Shares

For each First Series of Class 2 Preferred Shares of STB, one share of the First Series of Class 7 Preferred Shares of SMTH has been allotted and delivered.

(2)	Calculation Method of the Share Exchange Ratio

(a)	Common Shares

In order to support the respective efforts of CMTH and STB to ensure the fairness of the exchange ratio of common shares (hereinafter, “Common Share Exchange Ratio”) for this share exchange, CMTH had requested JP Morgan Securities Japan Co., Ltd. and Nomura Securities Co., Ltd. to perform financial analyses, while STB had requested UBS Securities Japan Ltd. and Daiwa Securities Capital Markets Co., Ltd., to perform similar analyses. Referring to the results of those financial analyses, CMTH and STB, on several occasions, conducted careful negotiations and discussions on the Common Share Exchange Ratio, comprehensively taking into consideration factors such as the financial position, assets, and future prospects of each party. As a result, CMTH and STB have reached the conclusion that the above Common Share Exchange Ratio is appropriate.

(b)	Preferred Shares

CMTH and STB had agreed that the terms and conditions of the First Series of SMTH Class 7 Preferred Shares shall be substantially the same as those of the First Series of Class 2 Preferred Shares, and reached the conclusion that the above share exchange ratio for preferred shares is appropriate, after comprehensively taking into consideration the “bond-type” nature of those shares and the fact that there is no market price for the First Series of Class 2 Preferred Shares.

(3)	Number of Shares Delivered

(a)	Common Shares

2,495,060,141 shares

(b)	Preferred Shares

109,000,000 shares

5.	Amount of Gain on Amortization of Negative Goodwill and Reason for Recognizing Negative Goodwill

(1)	Amount of Gain on Amortization of Negative Goodwill

43,431 million yen

(2)	Reason for Recognizing Negative Goodwill

Negative goodwill was recognized as the shareholders’ equity (deducting minority interest from net of assets and liabilities acquired) exceeded the acquisition cost of acquired company.

6.	Amount of Assets Acquired and Liabilities Acquired on Date of Business Combination

(1) Assets
Total Assets	14,158,131 million yen
Loans and Bills Discounted	8,855,145 million yen

(2) Liabilities
Total Liabilities	13,437,699 million yen
Deposits	9,326,751 million yen

9

Cautionary Statement Regarding Forward-Looking Statements

This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our Form F-4 registration statement filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.

10

Explanatory Material

1st Quarter of Fiscal Year 2011

ended on June 30, 2011

Sumitomo Mitsui Trust Holdings, Inc.

Summary of 1QFY2011 financial results

1. Financial results	Summary 1-2
2. Financial conditions	Summary 3
3. Accounting for business combination related to the Management Integration	Summary 4

Financial figures
1. Outline of the status of profit and loss	1-2
2. Yields and margins	3
3. Unrealized gains/ losses on investment securities	3-5
(1) Securities with fair value
(2) Securities with no available fair value
4. Deferred unrealized gains/ losses on Hedge accounting applied derivative transactions	6
5. BIS capital adequacy ratio (No.1 standard: International standard for bank holding company)	6
6. Assets and liabilities (Banking a/c and Principal guaranteed trust a/c combined)	6
(1) Balance of major accounts (Domestic branches)
(2) Overseas loans by borrowers’ location (Banking a/c and Principal guaranteed trust a/c combined)
(3) Loans by industry
7. Problem assets based on the Financial Reconstruction Act (Banking a/c and Principal guaranteed trust a/c combined)	7
(1) Problem assets based on the Financial Reconstruction Act (After partial direct written-off)
(2) Coverage ratio and allowance ratio of Problem assets based on the Financial Reconstruction Act

<For reference> Other referential financial figures	8-10
(1) Balance Sheets
(2) Statements of Income
(3) Statement of trust account
(4) Breakdown of principal guaranteed trust a/c

<Definition of terms in this document>
SMTH : Sumitomo Mitsui Trust Holdings, Inc.	CMTH :	Former Chuo Mitsui Trust Holdings, Inc.
CMTB : The Chuo Mitsui Trust and Banking Company, Limited	CMAB :	Chuo Mitsui Asset Trust and Banking Company, Limited
STB : The Sumitomo Trust and Banking, Co., Ltd.

Legal Disclaimer

Regarding forward-looking Statements contained in this material

This presentation material contains information that constitutes forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors including but not limited to changes in managerial circumstances. By virtue of the aforementioned reasons, Sumitomo Mitsui Trust Holdings, Inc. hereby cautions against sole reliance on such forward-looking statements in making investment decisions.

Summary of 1QFY2011 financial results

1. Financial Results

<Consolidated>

(1)	Consolidated net business profit before credit costs <1> decreased by 7.4 billion yen from 1QFY2010 to 70.6 billion yen, mainly due to the decrease in net business profit before credit costs on a non-consolidated basis of three trust bank subsidiaries total (hereinafter “three-company total”).

(2)	Total credit costs <5> improved by 3.1 billion yen from 1QFY2010 to the reversal of 6.4 billion yen, mainly due to the posting of reversal of allowance for loan losses in relevant subsidiaries, in addition to the improvement in total credit costs on a non-consolidated basis (three-company total).

(3)	Net income <3> increased by 46.2 billion yen from 1QFY2010 to 89.6 billion yen. Meanwhile, net income excluding amortization of negative goodwill <4> caused by share exchange increased by 2.8 billion yen to 46.2 billion yen over the same period, representing approximately 42% of the full FY2011 forecast.

(4)	As to the effect of purchase accounting method related to the management integration, please refer to “3. Accounting for business combination related to the Management Integration” (Summary 4).

[Consolidated (SMTH)]

		(in billions of Yen)
		1QFY2011	1QFY2010 (*1)	Change	Forecast for FY2011
					1HFY2011
Net business profit before credit costs (*2)	1	70.6	78.0	(7.4)	135.0	295.0
Ordinary profit	2	71.9	67.8	4.1	100.0	215.0
Net income	3	89.6	43.3	46.2	90.0	150.0
(excl. amortization of negative goodwill)	4	46.2	43.3	2.8	50.0	110.0

Total credit costs	5	6.4	3.2	3.1	(20.0)	(40.0)

(Difference from non-consolidated financial results)

Net business profit before credit costs (*3)	6	14.3	12.6	1.7
Total credit costs (*3)	7	1.2	(1.4)	2.6

(*1)	Figures for 1QFY2010 are combined figures of CMTH (consolidated) and STB (consolidated).
(*2)	Consolidated net business profit before credit costs = Non-consolidated net business profit before credit costs + Subsidiary companies’ ordinary profits (non-recurring effect adjusted) + Affiliates’ ordinary profits (non-recurring effect adjusted) x Ratio of equity holdings - Intra-group transaction (dividends, etc.)
(*3)	Differences between “Consolidated (SMTH)” and “Non-consolidated (CMTB + CMAB + STB)”.

<Non-consolidated>

(1)	Net business profit before credit costs <7> decreased by 9.1 billion yen from 1QFY2010 to 56.2 billion yen, mainly due to the decrease in net other operating profit <5> resulting from the decline in net gains on bonds, while net interest income and related profit <2> increased.

(2)	Total credit costs <11> improved by 0.4 billion yen from 1QFY2010 to the reversal of 5.2 billion yen, against a backdrop of the reversal of allowance for loan losses resulting from the decline in the balance of loans to other special mention debtors, etc.

(3)	As a result, net income <10> decreased by 10.0 billion yen from 1QFY2010 to 34.8 billion yen, representing approximately 35% of the full FY2011 forecast.

[Non-consolidated (CMTB + CMAB + STB)]

		(in billions of Yen)
		1QFY2011	1QFY2010	Change	Forecast for FY2011
					1HFY2011
Gross business profit	1	117.1	125.0	(7.8)

Net interest income and related profit	2	64.7	60.6	4.0
Net fees and commissions and related profit	3	37.3	38.6	(1.2)
Net trading profit	4	1.0	0.2	0.8
Net other operating profit	5	14.0	25.5	(11.5)

General and administrative expenses	6	(60.8)	(59.6)	(1.2)

Net business profit before credit costs	7	56.2	65.3	(9.1)	110.0	235.0

Ordinary profit	8	44.1	56.2	(12.1)	80.0	175.0

Extraordinary profit/ loss	9	(1.1)	5.8	(7.0)

Net income	10	34.8	44.9	(10.0)	45.0	100.0

Total credit costs	11	5.2	4.7	0.4	(15.0)	(30.0)

-Summary1-

(For reference) Overview of the business operation

<Balance of major accounts>

(1) Ending balance of major accounts (Domestic Banking a/c and Principal guaranteed trust a/c combined)

[Non-consolidated (CMTB + STB)]	(in billions of Yen)
	Jun. 2011	Mar. 2011	Change from Mar. 2011
Loans	19,480.3	20,409.5	(929.2)
Deposits, Trust principal (*)	22,687.6	22,805.5	(117.8)

(*)	Deposits: Excluding NCDs.

(2) Status of loans (Banking a/c and Principal guaranteed trust a/c combined)

[Non-consolidated (CMTB + STB)]	(in billions of Yen)
	Jun. 2011	Mar. 2011	Change from Mar. 2011
Loans to individuals	5,995.4	5,946.1	49.3
Residential mortgage loans	5,450.4	5,381.4	68.9

Loans to corporations	14,487.9	15,471.1	(983.1)
Japanese corporations operating overseas	1,428.5	1,411.4	17.0

(3) Yields and margins (Domestic Banking a/c)

[Non-consolidated (CMTB + STB)]	(%)
	1QFY2011 (A)	2HFY2010 (B)	1HFY2010	Change (A) - (B)
Loan deposit margin	0.82	0.85	0.88	(0.03)
Loans and bills discounted	1.22	1.28	1.34	(0.06)
Deposits and trust principal	0.40	0.43	0.46	(0.03)

<Investment trust and Insurance>

(1) Sales volume of investment trust/ Insurance

[Non-consolidated (CMTB + STB)]	(in billions of Yen)
	1QFY2011	1QFY2010	Change from 1QFY2010
Total sales volume	361.9	265.8	96.1
Investment trust	277.4	179.1	98.3
Fund wrap, SMA	15.4	9.7	5.7
Insurance	68.9	76.9	(7.9)

(2) Fees and commissions

[Non-consolidated (CMTB + STB)]	(in billions of Yen)
	1QFY2011	1QFY2010	Change from 1QFY2010
Total fees and commissions	11.5	10.1	1.4
Sales fees of investment trust/ insurance	7.6	6.0	1.5
Others (management and administration)	3.9	4.0	(0.1)

<Fees from fiduciary services business>

[Non-consolidated (CMTB + CMAB + STB)]	(in billions of Yen)
	1QFY2011	1QFY2010	Change from 1QFY2010
Fees from fiduciary services business	15.4	15.1	0.3
Gross business profit from fiduciary services business	21.6	21.1	0.4
Fees paid for outsourcing	(6.1)	(5.9)	(0.1)

Note:	Pension, investment trust, etc.

<Fees from real estate business>

[Non-consolidated (CMTB + STB)]	(in billions of Yen)
	1QFY2011	1QFY2010	Change from 1QFY2010
Fees from real estate business	3.0	5.1	(2.0)
Real estate brokerage fees	1.3	3.1	(1.7)
Real estate trust fees, etc.	1.6	1.9	(0.3)

-Summary 2-

2. Financial conditions

<Status of the securities with fair value>

(1)	Cost of available-for-sale securities <1> increased by 511.3 billion yen from the end of previous fiscal year to 7,867.3 billion yen, mainly due to applying accounting for the business combinations to the management integration, also because Japan Trustee Services Bank, Ltd. became a consolidated subsidiary. And unrealized gains/ losses of those securities stood at the net gains of 41.5 billion yen. Cost of Japanese stocks <2> increased by 28.6 billion yen over the same period, mainly due to applying accounting for the business combinations to the management integration (an increase by approximately 31.0 billion yen). Cost of Japanese bonds <3> increased by 877.0 billion yen over the same period, mainly due to the consolidation of Japan Trustee Services Bank, Ltd. (an increase by approximately 560.0 billion yen). Cost of others <5> decreased by 394.3 billion yen over the same period, mainly due to decline in the balance of foreign bonds.

(2)	Cost of held-to-maturity debt securities decreased by 42.5 billion yen from the end of previous fiscal year to 682.3 billion yen, and unrealized gains/ losses stood at the net gains of 49.1 billion yen.

[Consolidated (SMTH)]

	(in billions of Yen)
	June 2011 (*2)
		Cost	Fair value	Net	Change of cost (*1)	Change of fair value (*1)	Change of net (*1)
Available-for-sale securities	1	7,867.3	7,908.8	41.5	511.3	484.6	(26.6)

Japanese stocks	2	902.6	893.3	(9.2)	28.6	(63.8)	(92.5)
Japanese bonds	3	4,927.6	4,963.4	35.7	877.0	904.8	27.8

Government bonds	4	4,090.6	4,123.5	32.9	851.9	878.8	26.8

Others	5	2,037.0	2,052.1	15.0	(394.3)	(356.3)	37.9

Held-to-maturity debt securities	6	682.3	731.4	49.1	(42.5)	(43.5)	(0.9)

(*1) Differences between SMTH’s consolidated figures as of June 2011 and combined figures of CMTH (consolidated) and STB (consolidated) as of March 2011.

(*2) Figures as of June 2011 are those to which “Accounting Standard for Business Combinations” (ASBJ Statement No.21) was applied.

As to the effect of purchase accounting method, please refer to “3 Accounting for business combination related to the Management Integration” (Summary 4).

<Problem assets based on the Financial Reconstruction Act>

(1)	The total balance of “Problem assets based on the Financial Reconstruction Act” <1> as of the end of June 2011 increased by 4.6 billion yen from the end of previous fiscal year to 249.8 billion yen. The ratio of “Problem assets based on the Financial reconstruction Act” to the total loan balance increased by 0.1% to 1.2% over the same period.

(2)	Coverage ratios as of the end of June 2011 for “Doubtful loans” and “Substandard loans”, which are secured by collateral values and allowance for loan losses, stand at 90.7% and 73.3%, respectively, and coverage ratio for “Problem assets based on the Financial Reconstruction Act” stands at 85.6%, all of which represent sufficient level.

(3)	Loans to “Other special mention” debtors decreased by 135.5 billion yen from the end of previous fiscal year to 575.7 billion yen, mainly due to the upgrades and repayments of some clients.

[Non-consolidated (CMTB + STB)]

		(in billions of Yen)
		Jun. 2011	Mar. 2011	Change from Mar. 2011	Jun. 2011
					Coverage ratio	Allowance ratio
Problem assets based on the Financial Reconstruction Act	1	249.8	245.3	4.6	85.6%	53.4%

Ratio to total loan balance	2	1.2%	1.1%	0.1%	—	—

Loans in bankrupt and practically bankrupt	3	35.0	41.3	(6.3)	100.0%	100.0%
Doubtful loans	4	123.1	93.7	29.4	90.7%	63.3%
Substandard loans (a)	5	91.7	110.3	(18.6)	73.3%	24.9%

Ordinary assets	6	20,955.1	21,827.9	(872.8)

Loans to substandard debtors (excluding Substandard loans) (b)	7	21.8	28.2	(6.4)
Loans to other special mention debtors (excluding (a) and (b))	8	575.7	711.2	(135.5)
Loans to ordinary debtors	9	20,357.6	21,088.5	(731.0)

Note: Coverage ratio = (Collateral value after considering haircuts + Allowance for loan losses) / Loan balance

          Allowance ratio = Allowance for loan losses / (Loan balance - Collateral value after considering haircuts)

<Status of BIS capital adequacy ratio (No.1 standard)>

(1)	Consolidated BIS capital adequacy ratio (No.1 standard) and consolidated Tier I capital ratio (No.1 standard) at the end of June 2011 are expected to be 16.0-16.5% and mid 11%, respectively.

[Consolidated (SMTH)]

		Jun. 2011 (Preliminary)
BIS capital adequacy ratio	1	16.0-16.5%
Tier I capital ratio	2	mid 11%

Note: Figures as of June 2011 are now under calculation process and will be announced as finalized.

-Summary 3-

3. Accounting for business combination related to the Management Integration

(Accounting for business combination)

(1)	The accounting for the business combinations (hereinafter, “purchase accounting method”) is applied, and thus STB would be the acquiring company with CMTH as the acquired company.

(Effect on assets and liabilities by applying purchase accounting method)

(1)	As a result of revaluating (mark to market) assets and liabilities of CMTH (consolidated) as of March 31 by applying purchase accounting method, total assets decreased by 72.9 billion yen to 14,158.1 billion yen, and total liabilities increased by 50.7 billion yen to 13,437.6 billion yen. There are no intangible assets which are newly recognized.

(2)	Negative goodwill of 43.4 billion yen was recognized, as shareholders’ equity of 532.5 billion yen (deducting 187.8 billion yen of minority interest from 720.4 billion yen of net assets) exceeded acquisition cost of 489.1 billion yen ( total market value of CMTH’s shares based on the share price as of March 31).

(Effect on financial results)

(1)	Gain on amortization of negative goodwill of 43.4 billion yen is posted as an extraordinary profit in 1QFY2011 in accordance with the “Accounting Standard for Business Combinations”.

(2)	There are differences between consolidated and non-consolidated financial results as to profit/ loss resulting from amortization/ accumulation, sales, or devaluation of corresponding assets and liabilities, as the revaluation of assets and liabilities described above is a unique procedure for preparing consolidated financial statements. An effect of these differences for 1QFY2011 is approximately 11.0 billion yen of profit at the level of net income, including one-time factor such as gains/ losses on sales or devaluation of securities (approximately 6.0 billion yen after considering tax effect).

-Summary 4-

Sumitomo Mitsui Trust Holdings, Inc.

Financial figures

1. Status of profit and loss

[Consolidated]

		Billions of Yen
		1Q
		FY2011	FY2010	Change	Full FY2010
Consolidated gross business profit (*1)	1	163.5	160.4	3.1	622.2
Consolidated gross business profit (after written-off of principal guaranteed trust a/c) (1 + 19)	2	163.5	160.4	3.1	622.2
Net interest income and related profit	3	65.8	63.8	1.9	264.7
Net interest income	4	62.8	62.1	0.6	252.8
Trust fees from principal guaranteed trust a/c (before written-off of principal guaranteed trust a/c)	5	3.0	1.7	1.3	11.8
Net fees and commissions and related profit	6	69.8	60.8	9.0	260.5
Net fees and commissions	7	47.9	40.3	7.5	174.8
Other trust fees	8	21.9	20.4	1.5	85.7
Net trading profit	9	1.0	0.2	0.8	14.9
Net other operating profit	10	26.8	35.5	(8.7)	82.0
Net gains on bonds	11	16.8	26.5	(9.6)	37.9
Net gains from derivatives other than for trading or hedging	12	(1.7)	(5.6)	3.8	(5.8)

General and administrative expenses	13	(93.5)	(85.0)	(8.4)	(342.6)
(excluding amortization of goodwill)	14	(91.4)	(82.3)	(9.0)	(331.8)
Personnel expenses	15	(40.6)	(38.7)	(1.8)	(154.2)
Non-personnel expenses excluding taxes	16	(49.5)	(42.8)	(6.6)	(175.6)
Taxes other than income taxes	17	(3.3)	(3.4)	0.1	(12.7)

Provision of general allowance for loan losses	18	—	—	—	(1.0)
Principal guaranteed trust a/c credit costs	19	—	—	—	—
Banking a/c credit costs	20	(0.8)	(1.3)	0.5	(32.3)
Written-off of loans	21	(0.8)	(1.0)	0.2	(19.7)
Provision of specific allowance for loan losses	22	—	—	—	(11.8)
Losses on sales of loans	23	(0.0)	(0.3)	0.3	(0.7)
Reversal of allowance for loan losses (*2)	24	6.7	—	6.7	—
Recoveries of written-off claims (*2)	25	0.4	—	0.4	—
Net gains on stocks	26	(0.8)	0.3	(1.1)	(3.1)
Losses on devaluation of stocks	27	(1.7)	(2.2)	0.4	(13.6)
Net income from affiliates by equity method	28	0.7	0.9	(0.2)	3.2
Others	29	(4.3)	(7.4)	3.0	(60.9)

Ordinary profit	30	71.9	67.8	4.1	185.4

Extraordinary profit	31	43.0	2.7	40.3	7.2
Gain on amortization of negative goodwill related to share exchange	32	43.4	—	43.4	—
Reversal of allowance for loan losses (*2)	33	—	4.0	(4.0)	0.7
Recoveries of written-off claims (*2)	34	—	0.6	(0.6)	8.3

Income before income tax	35	115.0	70.5	44.4	192.7

Total income taxes	36	(19.4)	(22.0)	2.5	(42.0)
Income taxes-current	37	(4.5)	(13.5)	8.9	(36.2)
Income taxes-deferred	38	(14.9)	(8.4)	(6.4)	(5.7)
Net income before minority interests	39	95.5	48.5	46.9	150.7
Minority interest	40	(5.8)	(5.1)	(0.7)	(19.9)

Net income	41	89.6	43.3	46.2	130.7

Net income (excluding gain on amortization of negative goodwill related to share exchange) (41- 32)	42	46.2	43.3	2.8	130.7

Total credit costs (18 + 19 + 20 + 24 + 25 + 33 + 34) (*2)	43	6.4	3.2	3.1	(24.3)

Consolidated net business profit before credit costs (*3)	44	70.6	78.0	(7.4)	290.6
(Difference from non-consolidated (CMTB+CMAB+STB) net business profit before credit costs	45	14.3	12.6	1.7	57.3

(*1)	Consolidated gross business profit = Trust fees + (Interest income - Interest expenses) + (Fees and commissions - Fees and commissions payments) + (Trading income - Trading expenses) + (Other operating income - Other operating expenses)
(*2)	Due to the reversal of reserves, the amount is included in the extraordinary income for full FY2010 and 1QFY2011. In addition, as a result of the amendment of “Practical Guidance of Accounting for Financial Instruments”, “Reversal of allowance for loan losses” and “Recoveries of written-off claims” has been relocated since 1QFY2011.
(*3)	Consolidated net business profit before credit costs = Non-consolidated (CMTB+ CMAB+STB) net business profit before credit costs+ Subsidiary companies’ ordinary profits (non-recurring effect adjusted) + Affiliates’ ordinary profits (non-recurring effect adjusted) x Ratio of equity holdings - Intra-group transaction (dividends, etc.)

<Number of subsidiaries/ affiliates>

		June 2011	Mar. 2011	Change
Consolidated subsidiaries	46	77	76	1

Affiliates (subject to the equity method)	47	12	13	(1)

Note:	Number of subsidiaries and affiliates at Mar. 2011 is combined total for those of CMTH and STB (for reference).
Japan Trustee Services Bank, Ltd , an affiliate of both CMTH and STB, is counted as one entity as of Mar. 2011.

Sumitomo Mitsui Trust Holdings, Inc.

[Non-consolidated (CMTB + CMAB + STB)]

		Billions of Yen
		1QFY2010				1QFY2011				Change from 1QFY2010	Full FY2010
			CMTB	CMAB	STB		CMTB	CMAB	STB
Gross business profit	1	117.1	49.5	7.5	60.0	125.0	51.5	7.6	65.7	(7.8)	475.5
Gross business profit (after written-off of principal guaranteed trust a/c) (1 + 21)	2	117.1	49.5	7.5	60.0	125.0	51.5	7.6	65.7	(7.8)	475.5

Net interest income and related profit	3	64.7	29.6	0.0	35.1	60.6	25.5	0.0	35.0	4.0	247.2
Net interest income	4	61.6	27.3	0.0	34.3	58.9	24.9	0.0	33.9	2.7	235.4
Trust fees from principal guaranteed trust a/c (before written off of principal guaranteed trust a/c)	5	3.0	2.2	—	0.7	1.7	0.6	—	1.1	1.3	11.8

Net fees and commissions and related profit	6	37.3	12.4	7.5	17.3	38.6	12.9	7.6	18.0	(1.2)	170.6
Net fees and commissions	7	16.9	11.7	(0.9)	6.1	18.1	12.0	(0.9)	7.1	(1.2)	84.8
Other trust fees	8	20.4	0.6	8.4	11.2	20.4	0.9	8.6	10.8	0.0	85.8

Net trading income	9	1.0	0.9	—	0.0	0.2	0.1	—	0.0	0.8	15.2
Net other operating income	10	14.0	6.5	—	7.4	25.5	12.9	—	12.6	(11.5)	42.2
Net gains on foreign exchange transactions	11	0.9	0.0	—	0.9	2.0	0.0	—	1.9	(1.0)	4.0
Net gains on bonds	12	14.6	6.5	—	8.1	26.4	13.7	—	12.7	(11.8)	37.9
Net gains from derivatives other than for trading or hedging	13	(1.7)	0.0	—	(1.7)	(5.6)	(0.9)	—	(4.7)	3.9	(5.9)

General and administrative expenses	14	(60.8)	(24.8)	(4.0)	(31.9)	(59.6)	(24.2)	(3.9)	(31.5)	(1.2)	(242.1)
Personnel expenses	15	(24.6)	(11.0)	(2.0)	(11.5)	(25.0)	(10.9)	(1.8)	(12.2)	0.4	(99.0)
Non-personnel expenses	16	(33.4)	(12.5)	(2.0)	(18.8)	(31.5)	(11.9)	(1.9)	(17.6)	(1.8)	(131.8)
Taxes other than income taxes	17	(2.7)	(1.2)	(0.0)	(1.5)	(2.9)	(1.3)	(0.0)	(1.5)	0.1	(11.2)

Net business profit before credit costs (1 + 14)	18	56.2	24.7	3.4	28.0	65.3	27.3	3.7	34.2	(9.1)	233.3
(Excluding Net gains on bonds) (18 - 12)	19	41.5	18.2	3.4	19.8	38.8	13.6	3.7	21.5	2.7	195.3

Provision of general allowance for loan losses	20	1.7	1.7	—	—	—	—	—	—	1.7	—
Principal guaranteed trust a/c credit costs	21	—	—	—	—	—	—	—	—	—	—
Net business profit	22	58.0	26.5	3.4	28.0	65.3	27.3	3.7	34.2	(7.3)	233.3
Net non-recurring profit	23	(13.8)	(18.0)	(0.6)	4.7	(9.0)	(3.5)	(0.6)	(4.9)	(4.8)	(83.9)

Banking a/c net credit costs	24	(5.7)	(5.5)	—	(0.2)	(0.7)	(0.2)	—	(0.5)	(5.0)	(17.6)
Written-off of loans	25	(0.5)	(0.2)	—	(0.2)	(0.3)	(0.2)	—	(0.1)	(0.1)	(16.8)
Provision of specific allowance for loan losses	26	(5.2)	(5.2)	—	—	—	—	—	—	(5.2)	—
Losses on sales of loans	27	(0.0)	—	—	(0.0)	(0.3)	—	—	(0.3)	0.3	(0.7)
Reversal of allowance for loan losses (*1)	28	8.9	—	—	8.9	—	—	—	—	8.9	—
Recoveries of written-off claims (*1)	29	0.2	0.2	—	0.0	—	—	—	—	0.2	—
Net gains on stocks	30	(9.2)	(8.1)	—	(1.0)	0.1	1.4	—	(1.3)	(9.3)	(7.3)
Losses on devaluation of stocks	31	(10.0)	(8.3)	—	(1.6)	(2.2)	(0.2)	—	(2.0)	(7.8)	(17.3)
Others	32	(8.0)	(4.5)	(0.6)	(2.8)	(8.4)	(4.8)	(0.6)	(3.0)	0.4	(58.9)
Amortization of net actuarial losses/ prior service cost	33	(5.8)	(2.6)	(0.6)	(2.5)	(6.5)	(2.7)	(0.6)	(3.1)	0.6	(25.8)
Net gains on stock related derivatives	34	(0.2)	(0.3)	—	0.0	2.1	0.0	—	2.1	(2.4)	1.2

Ordinary profit	35	44.1	8.5	2.7	32.8	56.2	23.8	3.1	29.3	(12.1)	149.4

Extraordinary profit	36	(1.1)	(0.6)	(0.1)	(0.3)	5.8	1.9	(0.0)	4.0	(7.0)	0.7
Net gains on disposal of fixed assets	37	(0.1)	(0.1)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)	(1.3)
Reversal of allowance for loan losses (*1)	38	—	—	—	—	5.0	1.8	—	3.1	(5.0)	2.9
Recoveries of written-off claims (*1)	39	—	—	—	—	0.3	0.3	—	0.0	(0.3)	7.2
Costs related to the Management Integration	40	(0.9)	(0.5)	(0.1)	(0.2)	(0.1)	(0.1)	(0.0)	—	(0.8)	(7.1)

Income before income taxes	41	43.0	7.8	2.6	32.4	62.1	25.7	3.0	33.3	(19.1)	150.1

Total income taxes	42	(8.1)	3.6	(1.0)	(10.7)	(17.2)	(5.7)	(1.2)	(10.2)	9.1	(27.1)
Income taxes-current	43	(0.7)	(0.0)	(1.0)	0.3	(9.6)	(0.0)	(1.1)	(8.4)	8.8	(23.8)
Income taxes-deferred	44	(7.3)	3.7	(0.0)	(11.0)	(7.6)	(5.7)	(0.1)	(1.7)	0.2	(3.3)

Net income	45	34.8	11.5	1.5	21.7	44.9	20.0	1.8	23.0	(10.0)	123.0

Total credit costs (20 + 21 + 24 + 28 + 29 + 38 + 39)	46	5.2	(3.5)	—	8.7	4.7	2.0	—	2.7	0.4	(7.4)

Overhead ratio (-14/1)	47	51.97%	50.03%	54.55%	53.26%	47.71%	46.95%	51.21%	47.89%	4.26%	50.93%

(*1)	Due to the reversal of reserves, the amount is included in the extraordinary income for full FY2010 and 1QFY2011. In addition, due to the amendment of Practical Guidance of Accounting for Financial Instruments, “Reversal of allowance for loan losses” and “Recoveries of written-off claims” has been relocated since 1QFY2011.

Sumitomo Mitsui Trust Holdings, Inc.

2. Yields and margins

Domestic banking a/c

[Non-consolidated (CMTB + STB)]

	Percentage points
	1QFY2011			2HFY2010			Change from 2HFY2010	1HFY2010
	CMTB		STB	CMTB		STB
Average yield on interest-earning assets (A)	1.20	1.23	1.18	1.18	1.15	1.20	0.02	1.20
Loans and bills discounted (B)	1.22	1.25	1.19	1.28	1.33	1.25	(0.06)	1.34
Securities	1.23	1.51	1.04	0.94	0.96	0.92	0.29	0.86

Average yield on interest-bearing liabilities (C)	0.43	0.44	0.42	0.45	0.46	0.43	(0.02)	0.46
Deposits (D)	0.40	0.41	0.39	0.43	0.44	0.42	(0.03)	0.46

Gross margin (A) - (C)	0.77	0.79	0.76	0.73	0.69	0.77	0.04	0.74
Loan-deposit margin (B) - (D)	0.82	0.84	0.80	0.85	0.89	0.83	(0.03)	0.88

3. Unrealized gains/ losses on investment securities

1) Securities with fair value

[Consolidated]

	Billions of Yen
	June 2011 (*2)				Mar. 2011		Change of Cost	Change of Net
	Cost	Net	Unrealized gains	Unrealized losses	Cost	Net
Available-for-sale securities	7,867.3	41.5	153.0	(111.5)	7,356.0	68.1	511.3	(26.6)

Japanese stocks (*1)	902.6	(9.2)	80.2	(89.5)	873.9	83.2	28.6	(92.5)

Japanese bonds	4,927.6	35.7	38.5	(2.8)	4,050.6	7.8	877.0	27.8

Government bonds	4,090.6	32.9	33.6	(0.7)	3,238.6	6.0	851.9	26.8
Local government bonds	11.5	0.1	0.1	(0.0)	20.6	(0.0)	(9.1)	0.1
Corporate bonds	825.4	2.7	4.7	(2.0)	791.3	1.8	34.1	0.8

Others	2,037.0	15.0	34.2	(19.2)	2,431.4	(22.9)	(394.3)	37.9

Held-to-maturity debt securities	682.3	49.1	50.0	(0.8)	724.8	50.1	(42.5)	(0.9)

(*1)	Fair value of listed stocks included in “Available-for-sale securities” is basically determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
(*2)	Figures as of June 2011 are those to which “Accounting Standard for Business Combinations” (ASBJ Statement No.21) was applied.
As to the effect of purchase accounting method, please refer to “3. Accounting for business combination related to the Management Integration” (Summary 4).

[Non-consolidated (CMTB + CMAB + STB)]

	Billions of Yen
	June 2011				Mar. 2011		Change of Cost	Change of Net
	Cost	Net	Unrealized gains	Unrealized losses	Cost	Net
Available-for-sale securities	7,190.6	28.0	192.6	(164.6)	7,291.8	49.8	(101.1)	(21.8)

Japanese stocks (*)	803.1	14.9	131.0	(116.0)	813.5	65.1	(10.4)	(50.2)

Japanese bonds	4,348.8	23.5	36.6	(13.0)	4,070.6	7.8	278.1	15.7

Government bonds	3,493.1	19.4	29.8	(10.3)	3,238.6	6.0	254.4	13.4
Local government bonds	11.5	0.1	0.1	(0.0)	20.6	(0.0)	(9.1)	0.1
Corporate bonds	844.1	4.0	6.6	(2.6)	811.3	1.8	32.8	2.1

Others	2,038.6	(10.5)	25.0	(35.5)	2,407.5	(23.1)	(368.9)	12.6

Held-to-maturity debt securities	681.3	49.4	50.5	(1.1)	724.2	50.1	(42.8)	(0.7)

(*)	Fair value of listed stocks included in “Available-for-sale securities” is basically determined based on the average quoted market price over the month preceding the consolidated balance sheet date.

[CMTB Non-consolidated]

	Billions of Yen
	June 2011				Mar. 2011		Change of Cost	Change of Net
	Cost	Net	Unrealized gains	Unrealized losses	Cost	Net
Available-for-sale securities	3,258.9	(20.3)	67.6	(88.0)	3,080.5	(19.5)	178.3	(0.8)

Japanese stocks (*)	379.6	(1.8)	55.5	(57.3)	388.3	20.2	(8.6)	(22.0)

Japanese bonds	1,770.2	(4.8)	6.2	(11.0)	1,554.4	(12.9)	215.8	8.1

Government bonds	1,492.6	(6.9)	3.3	(10.3)	1,283.5	(14.2)	209.1	7.3
Local government bonds	0.1	0.0	0.0	—	0.1	0.0	0.0	0.0
Corporate bonds	277.4	2.0	2.8	(0.7)	270.7	1.3	6.6	0.7

Others	1,109.0	(13.6)	5.9	(19.5)	1,137.8	(26.8)	(28.8)	13.1

Held-to-maturity debt securities	275.5	1.2	1.5	(0.3)	297.0	0.3	(21.5)	0.8

(*)	Fair value of listed stocks included in “Available-for-sale securities” is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.

Sumitomo Mitsui Trust Holdings, Inc.

[STB Non-consolidated]

	Billions of Yen
	June 2011				Mar. 2011		Change of Cost	Change of Net
	Cost	Net	Unrealized gains	Unrealized losses	Cost	Net
Available-for-sale securities	3,871.7	48.4	125.0	(76.6)	4,122.2	69.4	(250.5)	(21.0)

Japanese stocks (*1)	423.4	16.8	75.5	(58.6)	425.2	44.9	(1.8)	(28.1)

Japanese bonds	2,518.6	28.4	30.3	(1.9)	2,427.2	20.8	91.3	7.6

Government bonds	1,940.4	26.4	26.5	(0.0)	1,866.1	20.3	74.2	6.1
Local government bonds	11.3	0.1	0.1	(0.0)	20.5	(0.0)	(9.1)	0.1
Corporate bonds	566.7	1.9	3.7	(1.8)	540.5	0.5	26.1	1.3

Others	929.6	3.1	19.1	(15.9)	1,269.7	3.6	(340.0)	(0.5)

Held-to-maturity debt securities	405.7	48.2	49.0	(0.8)	427.1	49.7	(21.3)	(1.5)

(*1)	Fair value of listed stocks included in “Available-for-sale securities” is basically determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
(*2)	Book value of floating rate government bonds and some of the overseas asset-backed securities have been changed from the market prices to the rationally calculated prices. As a result, “Government bonds” has increased by 7.2 billion yen, and “Others” has increased by 0.0 million yen as of the end of June 2011.
(*3)	Fair value of some of the overseas asset-backed securities categorized in “Held-to-maturity debt securities” have been changed from the market prices to the rationally calculated prices. As a result, “Fair value” of the “Foreign bonds” has decreased by 1.5 billion yen, as of the end of June 2011.

<Reference 1>

Breakdown of Available-for-sale securities (Others)

[Non-consolidated (CMTB + CMAB + STB)]

	Billions of Yen
	June 2011		Mar. 2011		Change of Cost	Change of Net
	Cost	Net	Cost	Net
Domestic investment (*1)	428.2	(3.2)	387.6	(4.1)	40.6	0.9

Asset-backed securities	251.7	(2.8)	267.2	(3.2)	(15.4)	0.3
Others	176.4	(0.4)	120.3	(0.9)	56.0	0.5

International investment (*1)	1,439.9	0.0	1,851.1	(12.1)	(411.1)	12.1

Foreign government bonds	816.2	(13.7)	1,134.1	(22.5)	(317.9)	8.7
US agency MBS (*2)	292.1	0.5	344.1	(2.9)	(52.0)	3.5
Corporate bonds	326.9	4.2	368.1	3.5	(41.1)	0.6
Asset-backed securities	4.4	8.8	4.5	9.6	(0.1)	(0.7)
Others	0.1	0.1	0.1	0.1	(0.0)	(0.0)

Mutual fund	170.4	(7.2)	168.7	(6.8)	1.6	(0.4)

Total	2,038.6	(10.5)	2,407.5	(23.1)	(368.9)	12.6

(*1)	“Domestic investment” and “International investment” are categorized by the countries where final exposure is exist.
(*2)	Constituted by GNMA only.

[CMTB Non-consolidated]

	Billions of Yen
	June 2011		Mar. 2011		Change of Cost	Change of Net
	Cost	Net	Cost	Net
Domestic investment (*1)	162.2	(0.8)	111.6	(1.0)	50.6	0.1

Asset-backed securities	22.5	(0.0)	23.2	(0.0)	(0.7)	0.0
Others	139.7	(0.8)	88.3	(0.9)	51.3	0.1

International investment (*1)	864.3	(7.9)	946.9	(20.7)	(82.6)	12.8

Foreign government bonds	351.9	(7.3)	352.5	(16.5)	(0.6)	9.2
US agency MBS (*2)	292.1	0.5	344.1	(2.9)	(52.0)	3.5
Corporate bonds	220.2	(1.1)	250.2	(1.2)	(29.9)	0.1
Asset-backed securities	—	—	—	—	—	—
Others	—	—	—	—	—	—

Mutual fund	82.4	(4.8)	79.2	(4.9)	3.1	0.0

Total	1,109.0	(13.6)	1,137.8	(26.8)	(28.8)	13.1

(*1)	“Domestic investment” and “International investment” are categorized by the countries where final exposure is exist.
(*2)	Constituted by GNMA only.

[STB Non-consolidated]

	Billions of Yen
	June 2011		Mar. 2011		Change of Cost	Change of Net
	Cost	Net	Cost	Net
Domestic investment (*)	266.0	(2.4)	276.0	(3.1)	(10.0)	0.7

Asset-backed securities	229.2	(2.8)	243.9	(3.1)	(14.7)	0.3
Others	36.7	0.4	32.0	0.0	4.7	0.3

International investment (*)	575.6	7.9	904.1	8.6	(328.5)	(0.6)

Foreign government bonds	464.3	(6.4)	781.5	(5.9)	(317.2)	(0.4)
Corporate bonds	106.7	5.4	117.8	4.8	(11.1)	0.5
Asset-backed securities	4.4	8.8	4.5	9.6	(0.1)	(0.7)
Others	0.1	0.1	0.1	0.1	(0.0)	(0.0)

Mutual fund	88.0	(2.3)	89.5	(1.8)	(1.5)	(0.5)

Total	929.6	3.1	1,269.7	3.6	(340.0)	(0.5)

(*)	“Domestic investment” and “International investment” are categorized by the countries where final exposure is exist.

Sumitomo Mitsui Trust Holdings, Inc.

<Reference 2>

Breakdown of Held-to-maturity debt securities

[Non-consolidated (CMTB + CMAB + STB)]

	Billions of Yen
	June 2011		Mar. 2011		Change of Cost	Change of Net
	Cost	Net	Cost	Net
Held-to-maturity debt securities	681.3	49.4	724.2	50.1	(42.8)	(0.7)
Japanese Government Bonds	179.4	8.0	184.4	7.9	(5.0)	0.1
Japanese Local Government Bonds	—	—	—	—	—	—
Japanese Corporate Bonds	24.1	0.2	22.4	0.2	1.7	(0.0)

Others	477.7	41.1	517.3	41.9	(39.5)	(0.8)

Domestic investment (*)	84.0	2.2	84.0	1.7	(0.0)	0.5
International investment (*)	393.7	38.8	433.3	40.2	(39.5)	(1.4)

(*)	“Domestic investment” and “International investment” are categorized by the countries where final exposure is exist.

[CMTB Non-consolidated]

	Billions of Yen
	June 2011		Mar. 2011		Change of Cost	Change of Net
	Cost	Net	Cost	Net
Held-to-maturity debt securities	275.5	1.2	297.0	0.3	(21.5)	0.8
Japanese Government Bonds	—	—	—	—	—	—
Japanese Local Government Bonds	—	—	—	—	—	—
Japanese Corporate Bonds	24.1	0.2	22.4	0.2	1.7	(0.0)

Others	251.4	0.9	274.6	0.0	(23.2)	0.8

Domestic investment (*)	49.7	0.7	51.6	0.5	(1.9)	0.2
International investment (*)	201.7	0.2	223.0	(0.4)	(21.3)	0.6
Foreign bonds	201.7	0.2	223.0	(0.4)	(21.3)	0.6

(*)	“Domestic investment” and “International investment” are categorized by the countries where final exposure is exist.

[STB Non-consolidated]

	Billions of Yen
	June 2011		Mar. 2011		Change of Cost	Change of Net
	Cost	Net	Cost	Net
Held-to-maturity debt securities	405.7	48.2	427.1	49.7	(21.3)	(1.5)
Japanese Government Bonds	179.4	8.0	184.4	7.9	(5.0)	0.1
Japanese Local Government Bonds	—	—	—	—	—	—
Japanese Corporate Bonds	—	—	—	—	—	—

Others	226.3	40.1	242.7	41.8	(16.3)	(1.7)

Domestic investment (*1)	34.3	1.5	32.4	1.1	1.9	0.3
International investment (*1)	192.0	38.6	210.3	40.7	(18.2)	(2.0)
Asset-backed securities (*2)	192.0	38.6	210.3	40.7	(18.2)	(2.0)

(*1)	“Domestic investment” and “International investment” are categorized by the countries where final exposure is exist.
(*2)	As a result of using rationally calculated prices instead of market prices, “Fair value” of asset-backed securities decreased by 1.5 billion yen. Unamortized amount of unrealized gains/ losses (before considering tax effect) resulting from reclassification is -56.3 billion yen as of the end of June 2011.

2) Securities with no available fair value

[Non-consolidated (CMTB + CMAB + STB)]

	Billions of Yen
	June 2011			Mar. 2011
	Cost			Cost			Change
		CMTB	STB		CMTB	STB
Available-for-sale securities	323.7	223.3	100.1	329.6	217.6	111.8	(5.9)

Japanese stocks	125.4	84.1	41.0	125.8	84.2	41.3	(0.3)
Japanese bonds	5.0	—	5.0	15.0	—	15.0	(10.0)

Others	193.2	139.1	54.1	188.8	133.3	55.4	4.4

Domestic investment (*)	167.6	131.9	35.6	162.5	126.0	36.5	5.0
International investment (*)	25.6	7.1	18.4	26.2	7.3	18.9	(0.6)

(*)	“Domestic investment” and “International investment” are categorized by the countries where final exposure is exist.

4. Deferred unrealized gains/ losses on Hedge accounting applied derivative transactions

[Non-consolidated (CMTB + STB)]

	Billions of Yen
	June 2011			Mar. 2011			Change
		CMTB	STB		CMTB	STB
Interest rate related	2.1	4.7	(2.5)	9.3	3.6	5.7	(7.1)
Interest rate swaps	2.1	4.7	(2.5)	9.3	3.6	5.7	(7.1)
Currency related	0.4	(0.0)	0.4	(0.2)	(0.0)	(0.2)	0.6

Total	2.5	4.7	(2.1)	9.0	3.6	5.4	(6.5)

(*)	Before tax effect accounting.

5. BIS capital adequacy ratio (No.1 standard: International standard for bank holding company)

[Consolidated]

June 2011
(Preliminary)
BIS capital adequacy ratio	16.0 - 16.5%
Tier I capital ratio	Mid - 11%

Note: Figures as of June 2011 are now in a calculation process and will be announced as finalized.

6. Assets and liabilities (Banking a/c and Principal guaranteed trust a/c combined)

1) Balance of major accounts

[Non-consolidated (CMTB + STB)]

	Billions of Yen
	June 2011			Mar. 2011			Change from Mar. 2011	Sep. 2010
		CMTB	STB		CMTB	STB
Loans and bills discounted	19,480.3	8,443.3	11,036.9	20,409.5	9,084.2	11,325.2	(929.2)	19,959.2
Banking account	19,086.6	8,224.7	10,861.8	20,007.5	8,861.5	11,146.0	(920.9)	19,524.9
Principal guaranteed trust account	393.7	218.6	175.0	401.9	222.7	179.2	(8.2)	434.3

Deposits, Trust principal	22,687.6	10,204.4	12,483.2	22,805.5	10,446.0	12,359.5	(117.8)	22,117.6
Deposits (*)	21,109.4	9,164.1	11,945.3	21,117.3	9,336.1	11,781.1	(7.9)	20,303.3
Trust principal	1,578.2	1,040.2	537.9	1,688.2	1,109.9	578.3	(109.9)	1,814.3

(*)	Excluding NCDs.

2) Overseas loans

[Non-consolidated (CMTB + STB)]

	Billions of Yen
	June 2011			Mar. 2011			Change from Mar. 2011	Sep. 2010
		CMTB	STB		CMTB	STB
Loans to Japanese corporations operating overseas (*1)	1,428.5	113.8	1,314.6	1,411.4	121.3	1,290.1	17.0	1,235.6

Loans to overseas non-Japanese borrowers (*2)	221.8	63.6	158.2	241.6	66.3	175.2	(19.7)	274.9
North America	62.3	17.3	44.9	75.1	19.4	55.7	(12.8)	125.2
Europe	50.7	29.6	21.1	54.9	29.6	25.2	(4.1)	62.5

(*1)	Based on borrowers’ location.
(*2)	Based on the location of final exposure.

3) Loans by industry

[Non-consolidated (CMTB + STB)]

	Billions of Yen
	June 2011			Mar. 2011			Change from Mar. 2011	Sep. 2010
		CMTB	STB		CMTB	STB
Domestic Branches (excluding offshore)	19,476.6	8,439.6	11,036.9	20,405.4	9,080.1	11,325.2	(928.7)	19,954.6

Manufacturing	2,820.7	916.0	1,904.6	2,754.4	899.2	1,855.2	66.2	2,729.0
Agriculture, forestry, fisheries, mining, quarrying of stone and gravel gathering	24.8	1.0	23.8	22.5	1.0	21.5	2.2	25.1
Construction	166.7	66.2	100.4	164.2	70.7	93.4	2.5	174.2
Electricity, gas, heat supply and water	612.6	261.9	350.7	631.9	268.0	363.8	(19.2)	375.7
Information and communications	269.2	37.8	231.3	225.3	28.9	196.4	43.9	230.5
Transport and postal activities	1,294.9	558.7	736.2	1,275.2	559.3	715.8	19.7	1,283.7
Wholesale and retail trade	1,287.6	416.6	871.0	1,337.6	428.5	909.1	(49.9)	1,354.6
Finance and insurance	2,690.6	1,110.7	1,579.8	3,544.4	1,686.8	1,857.5	(853.7)	3,378.1
Real estate	2,847.2	1,177.5	1,669.7	2,961.0	1,239.3	1,721.6	(113.8)	3,059.9
Goods rental and leasing	664.1	117.5	546.6	785.0	139.2	645.7	(120.8)	838.0
Others	6,797.7	3,775.2	3,022.5	6,703.5	3,758.7	2,944.7	94.2	6,505.3

Overseas branches and offshore	1,006.8	3.6	1,003.1	1,011.8	4.1	1,007.6	(5.0)	894.9

Total	20,483.4	8,443.3	12,040.1	21,417.2	9,084.2	12,332.9	(933.7)	20,849.6

Note: Above table is made based on the categorization of “Survey on loans by industry” of Bank of Japan.

Sumitomo Mitsui Trust Holdings, Inc.

7. Problem assets based on the Financial Reconstruction Act (Banking a/c and Principal guaranteed trust a/c combined)

1) Problem assets based on the Financial Reconstruction Act (After partial direct written-off)

[Non-consolidated (CMTB + STB)]

	Billions of Yen
	June 2011			Mar. 2011			Change from Mar. 2011	Sep. 2010
		CMTB	STB		CMTB	STB
Problem assets based on the Financial Reconstruction Act (a)	249.8	102.2	147.6	245.3	89.6	155.7	4.6	261.3

Loans in bankrupt and practically bankrupt	35.0	11.2	23.8	41.3	17.3	23.9	(6.3)	32.2
Doubtful loans	123.1	71.8	51.3	93.7	44.0	49.6	29.4	112.6
Substandard loans (b)	91.7	19.2	72.6	110.3	28.2	82.1	(18.6)	116.5

Ordinary assets	20,955.1	8,542.6	12,412.6	21,827.9	9,192.7	12,635.2	(872.8)	21,270.9

Loans to substandard debtors (excluding Substandard loans) (c)	21.8	0.6	21.2	28.2	0.6	27.6	(6.4)	32.6
Loans to other special mention debtors	575.7	229.6	346.1	711.2	335.0	376.3	(135.5)	835.5
Loans to ordinary debtors	20,357.6	8,312.4	12,045.2	21,088.5	8,857.2	12,231.3	(731.0)	20,402.8

Total loan balance (d)	21,204.9	8,644.8	12,560.2	22,073.2	9,282.3	12,790.9	(868.3)	21,532.2

(Ratio to total loan balance (a) / (d))	1.2%	1.2%	1.2%	1.1%	1.0%	1.2%	0.1%	1.2%

Loans to substandard debtors (b) + (c)	113.5	19.7	93.8	138.5	28.8	109.7	(25.0)	149.1

Note:	CMTB’s partial direct written-off: June 2011: 24.3 billion yen, Mar. 2011: 19.3 billion yen, Sep. 2010: 25.1 billion yen
STB’s partial direct written-off: June 2011: 0.2 billion yen, Mar. 2011: 38.0 billion yen, Sep. 2010: 28.0 billion yen
Note:	Figures of CMTB’s “Mutual-aid pension plan trust account” has been excluded. As a result, compared to conventional disclosure, “Ordinary assets” and “Total loan balance” has decrease by 3.8 billion yen as of June 2011, 4.0 billion yen as of Mar. 2011, and 4.4 billion yen as of Sep. 2009, respectively.

2) Coverage ratio and allowance ratio of Problem assets based on the Financial Reconstruction Act (*1)

[Non-consolidated (CMTB + STB)]

	Billions of Yen
	June 2011			Mar. 2011			Change from Mar. 2011	Sep. 2010
		CMTB	STB		CMTB	STB
Problem assets based on the Financial Reconstruction Act	249.8	102.2	147.6	245.3	89.6	155.7	4.6	261.3

Coverage ratio	85.6%	88.4%	83.7%	77.9%	74.5%	79.8%	7.7%	79.2%
Allowance ratio	53.4%	44.2%	56.9%	46.3%	38.2%	51.0%	7.1%	53.1%

Loans in bankrupt and practically bankrupt	35.0	11.2	23.8	41.3	17.3	23.9	(6.3)	32.2

Coverage ratio	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	—%	100.0%
Allowance ratio	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	—%	100.0%

Doubtful loans	123.1	71.8	51.3	93.7	44.0	49.6	29.4	112.6

Coverage ratio	90.7%	91.4%	89.7%	87.9%	86.0%	89.6%	2.8%	89.4%
Allowance ratio	63.3%	37.7%	75.2%	63.8%	39.5%	75.5%	(0.5%)	74.8%

Substandard loans	91.7	19.2	72.6	110.3	28.2	82.1	(18.6)	116.5

Coverage ratio	73.3%	70.1%	74.1%	61.2%	41.1%	68.1%	12.1%	63.6%
Allowance ratio	24.9%	29.1%	23.5%	17.3%	13.2%	19.7%	7.6%	16.8%

(*1)	Coverage ratio and allowance ratio are calculated by the formula shown below.

Jun. 2011 (CMTB, STB) :	Coverage ratio = (Collateral value after considering haircuts + allowance for loan losses) / loan balance
Allowance ratio = Allowance for loan losses / (Loan balance - collateral value after considering haircuts)

Mar. 2011 and Sep. 2010 (CMTB) :	Coverage ratio = (Collateral value after considering haircuts + allowance for loan losses) / loan balance
Allowance ratio = Allowance for loan losses / (Loan balance - collateral value after considering haircuts)

Mar. 2011 and Sep. 2010 (STB) :	Coverage ratio = (Collateral value before considering haircuts + allowance for loan losses) / loan balance
Allowance ratio = Allowance for loan losses / (Loan balance - collateral value before considering haircuts)
(*2)	Other than above mentioned, there are Reserves for loan trust and Reserves for JOMT (Jointly-operated money trust).

<Reference> Other referential financial figures

1) Balance Sheets

[Non-consolidated (CMTB + CMAB + STB)]

				Billions of Yen
	June 2011				Mar. 2011				Change
		CMTB	CMAB	STB		CMTB	CMAB	STB
Assets:
Cash and due from banks	1,205.9	334.4	24.1	847.3	1,080.1	471.8	27.4	580.8	125.7
Call loans	53.0	—	—	53.0	15.3	—	—	15.3	37.6
Receivables under resale agreements	54.3	—	—	54.3	33.2	—	—	33.2	21.0
Receivables under securities borrowing transactions	1.0	—	—	1.0	9.3	9.3	—	—	(8.3)
Monetary claims bought	274.0	94.7	—	179.3	292.0	99.9	—	192.0	(17.9)
Trading assets	663.6	63.9	—	599.6	678.7	36.5	—	642.2	(15.1)
Money held in trust	22.1	—	—	22.1	22.2	—	—	22.2	(0.0)
Securities	8,564.6	3,846.5	60.2	4,657.8	8,721.5	3,682.3	89.1	4,950.0	(156.9)
Loans and bills discounted	20,089.7	8,224.7	—	11,865.0	21,015.2	8,861.5	—	12,153.6	(925.5)
Foreign exchanges	7.5	0.9	—	6.6	17.9	12.2	—	5.6	(10.3)
Other assets	1,160.5	304.2	22.9	833.3	1,416.7	355.4	29.8	1,031.4	(256.1)
Tangible fixed assets	215.6	97.3	0.3	117.8	214.1	98.3	0.3	115.3	1.4
Intangible fixed assets	52.5	19.5	3.6	29.3	51.8	19.8	3.6	28.2	0.7
Deferred tax assets	222.7	137.7	3.0	81.9	220.4	134.4	3.0	82.8	2.3
Customers’ liabilities for acceptances and guarantees	441.1	51.8	—	389.3	385.8	49.6	—	336.1	55.3
Allowance for loan losses	(117.1)	(40.7)	—	(76.4)	(127.8)	(42.3)	—	(85.5)	10.7
Allowance for investment loss	(1.1)	—	—	(1.1)	(1.1)	—	—	(1.1)	—

Total assets	32,910.4	13,135.3	114.3	19,660.6	34,045.8	13,789.4	153.6	20,102.7	(1,135.3)

Liabilities:
Deposits	21,857.0	9,164.1	0.0	12,692.8	21,639.6	9,336.1	0.0	12,303.4	217.3
Negotiable certificates of deposit	2,270.3	249.2	—	2,021.0	2,627.6	370.0	—	2,257.6	(357.3)
Call money	430.5	176.0	54.0	200.4	409.8	248.9	103.0	57.8	20.6
Payables under repurchase agreements	370.8	30.3	—	340.4	620.8	—	—	620.8	(249.9)
Collateral for lending securities	1,031.7	1,031.7	—	—	1,320.4	1,161.6	—	158.7	(288.6)
Trading liabilities	132.4	7.2	—	125.1	110.4	7.7	—	102.7	21.9
Borrowed money	1,393.3	446.7	13.8	932.7	1,764.7	678.9	—	1,085.7	(371.3)
Foreign exchanges	0.1	—	—	0.1	0.0	—	—	0.0	0.0
Short-term bonds payable	278.2	—	—	278.2	325.7	—	—	325.7	(47.4)
Corporate bonds	720.3	265.4	—	454.9	702.1	267.2	—	434.9	18.1
Borrowed money from trust account	1,168.0	754.1	—	413.8	1,233.3	801.6	—	431.7	(65.3)
Other liabilities	862.5	205.5	9.6	647.3	935.2	116.3	8.2	810.6	(72.7)
Provision for bonuses	1.3	—	—	1.3	6.8	2.0	0.3	4.4	(5.5)
Provision for directors’ bonuses	—	—	—	—	0.0	—	—	0.0	(0.0)
Provision for retirement benefits	0.2	—	—	0.2	0.2	—	—	0.2	0.0
Provision for reimbursement of deposits	6.4	5.2	—	1.1	6.4	5.2	—	1.1	—
Provision for contingent loss	18.2	7.4	—	10.8	18.4	7.1	—	11.2	(0.1)
Provision for relocation expenses	5.6	—	—	5.6	5.6	—	—	5.6	—
Deferred tax liabilities for land revaluation	5.7	—	—	5.7	5.7	—	—	5.7	—
Acceptances and guarantees	441.1	51.8	—	389.3	385.8	49.6	—	336.1	55.3

Total liabilities	30,994.3	12,395.3	77.5	18,521.5	32,119.3	13,052.8	111.7	18,954.7	(1,124.9)

Net assets:
Capital stock	752.7	399.6	11.0	342.0	752.7	399.6	11.0	342.0	—
Capital surplus	466.8	149.0	21.2	296.5	467.3	149.0	21.2	297.0	(0.4)
Legal capital surplus	412.8	149.0	21.2	242.5	412.8	149.0	21.2	242.5	—
Other capital surplus	54.0	—	—	54.0	54.4	—	—	54.4	(0.4)
Retained earnings	724.4	215.0	4.6	504.7	719.9	211.5	9.6	498.7	4.5
Legal retained earnings	105.5	49.5	—	56.0	100.8	47.9	—	52.9	4.7
Other retained earnings	618.8	165.5	4.6	448.6	619.0	163.6	9.6	445.7	(0.2)
Reserve for overseas investment loss	0.0	—	—	0.0	0.0	—	—	0.0	(0.0)
Other voluntary reserve	371.8	—	—	371.8	371.8	—	—	371.8	—
Retained earnings brought forward	247.0	165.5	4.6	76.7	247.2	163.6	9.6	73.9	(0.2)
Treasury stock	—	—	—	—	(0.4)	—	—	(0.4)	0.4
Shareholders’ equity	1,944.0	763.7	36.8	1,143.3	1,939.4	760.2	41.8	1,137.3	4.5
Valuation difference on available-for-sale securities	(14.8)	(9.9)	(0.0)	(4.8)	(4.3)	(9.2)	(0.0)	4.8	(10.4)
Deferred gains or losses on hedges	8.1	2.7	—	5.3	12.6	2.1	—	10.4	(4.5)
Revaluation reserve for land	(21.2)	(16.5)	—	(4.7)	(21.2)	(16.5)	—	(4.7)	0.0
Valuation and translation adjustments	(27.9)	(23.7)	(0.0)	(4.2)	(13.0)	(23.6)	(0.0)	10.6	(14.9)

Total net assets	1,916.0	740.0	36.8	1,139.1	1,926.4	736.6	41.8	1,147.9	(10.3)

Total liabilities and net assets	32,910.4	13,135.3	114.3	19,660.6	34,045.8	13,789.4	153.6	20,102.7	(1,135.3)

Sumitomo Mitsui Trust Holdings, Inc.

2) Statements of Income

[Non-consolidated (CMTB + CMAB + STB)]

	Billions of Yen
	1QFY2011				1QFY2010				Change from 1QFY2010
Items		CMTB	CMAB	STB		CMTB	CMAB	STB
Ordinary income	186.2	70.9	10.3	104.8	195.3	77.0	10.5	107.7	(9.1)

Trust fees	23.4	2.9	8.4	12.0	22.1	1.5	8.6	12.0	1.3
Interest income	97.7	41.4	0.0	56.2	97.3	40.5	0.0	56.8	0.3
Interest on loans and discounts	61.6	25.0	—	36.6	66.3	27.4	—	38.8	(4.6)
Interest on securities	31.6	15.1	0.0	16.4	26.3	11.7	0.0	14.6	5.2
Fees and commissions	32.4	15.6	1.8	14.9	33.6	15.9	1.8	15.7	(1.1)
Trading income	1.3	0.9	—	0.3	0.5	0.3	—	0.2	0.7
Other ordinary income	19.4	8.5	—	10.9	34.2	15.3	—	18.9	(14.8)
Other income	11.8	1.4	0.0	10.3	7.3	3.3	0.0	3.9	4.4

Ordinary expenses	142.0	62.3	7.6	72.0	139.0	53.2	7.4	78.3	2.9

Interest expenses	36.0	14.0	0.0	21.9	38.4	15.6	0.0	22.8	(2.4)
Interest on deposits	22.2	9.4	—	12.7	24.6	10.6	—	14.0	(2.4)
Fees and commissions payments	15.5	3.9	2.8	8.8	15.4	3.9	2.8	8.6	0.1
Trading expenses	0.2	—	—	0.2	0.3	0.2	—	0.1	(0.1)
Other ordinary expenses	5.4	1.9	—	3.5	8.7	2.3	—	6.3	(3.3)
General and administrative expenses	66.8	27.5	4.7	34.6	66.4	27.0	4.5	34.8	0.4
Other expenses	17.8	14.9	0.0	2.8	9.5	4.0	0.0	5.5	8.2

Ordinary profit	44.1	8.5	2.7	32.8	56.2	23.8	3.1	29.3	(12.1)

Extraordinary income	—	—	—	—	6.8	2.2	—	4.6	(6.8)
Extraordinary loss	1.1	0.6	0.1	0.3	1.0	0.2	0.0	0.6	0.1

Income before Income Taxes	43.0	7.8	2.6	32.4	62.1	25.7	3.0	33.3	(19.1)
Income taxes-Current	0.7	0.0	1.0	(0.3)	9.6	0.0	1.1	8.4	(8.8)
Income taxes-Deferred	7.3	(3.7)	0.0	11.0	7.6	5.7	0.1	1.7	(0.2)
Income taxes	8.1	(3.6)	1.0	10.7	17.2	5.7	1.2	10.2	(9.1)
Net income	34.8	11.5	1.5	21.7	44.9	20.0	1.8	23.0	(10.0)

3) Statement of trust account

[Non-consolidated (CMTB + CMAB + STB)]

Items	Billions of Yen
	June. 2011				Mar. 2011				Change
		CMTB	CMAB	STB		CMTB	CMAB	STB
Loans and bills discounted	560.8	222.6	—	338.2	565.0	231.8	—	333.2	(4.2)
Securities	716.3	3.1	77.1	636.0	713.1	3.3	77.1	632.6	3.2
Beneficiary rights	97,072.0	0.0	30,085.9	66,986.0	95,836.2	0.0	30,598.4	65,237.7	1,235.7
Securities held in custody accounts	265.5	0.1	—	265.4	304.5	0.1	—	304.4	(39.0)
Money claims	9,833.8	0.2	1,375.9	8,457.7	10,245.3	0.2	1,416.8	8,828.3	(411.5)
Tangible fixed assets	9,376.7	4,996.7	—	4,380.0	9,419.0	5,029.7	—	4,389.2	(42.3)
Intangible fixed assets	67.5	31.0	—	36.5	68.3	31.0	—	37.2	(0.7)
Other claims	1,806.8	35.2	—	1,771.6	1,756.3	37.0	—	1,719.3	50.5
Call loans	13.8	—	—	13.8	42.3	—	—	42.3	(28.5)
Loans to banking account	1,168.0	754.1	—	413.8	1,233.3	801.6	—	431.7	(65.3)
Cash and due from banks	409.2	182.6	18.0	208.5	428.6	185.9	18.5	224.1	(19.3)

Total assets	121,290.9	6,226.0	31,557.1	83,507.8	120,612.5	6,321.0	32,111.0	82,180.4	678.4

Money trusts	21,748.4	741.1	8,160.6	12,846.6	22,032.9	777.6	8,305.0	12,950.3	(284.5)
Pension trusts	12,710.4	—	6,560.3	6,150.1	13,254.9	—	6,995.5	6,259.4	(544.4)
Property formation benefit trusts	22.6	13.4	—	9.1	22.1	13.3	—	8.7	0.4
Loan trusts	219.5	207.0	—	12.5	248.2	228.2	—	19.9	(28.7)
Securities investment trusts	38,479.0	—	12,561.2	25,917.7	37,776.4	—	12,494.5	25,281.9	702.5
Money entrusted, other than money trusts	2,593.6	0.2	318.8	2,274.5	2,553.3	0.2	339.2	2,213.9	40.2
Securities trusts	19,737.2	0.1	1,401.3	18,335.7	18,550.6	0.1	1,385.4	17,165.1	1,186.5
Money claim trusts	9,875.7	1.0	1,393.5	8,481.1	10,288.9	1.0	1,434.8	8,852.9	(413.1)
Land and fixtures trusts	118.5	76.5	—	42.0	118.1	76.2	—	41.9	0.4
Composite trusts	15,785.5	5,186.4	1,161.0	9,438.0	15,766.4	5,224.0	1,156.3	9,386.0	19.0
Other trusts	0.0	0.0	—	0.0	0.0	0.0	—	0.0	—

Total liabilities	121,290.9	6,226.0	31,557.1	83,507.8	120,612.5	6,321.0	32,111.0	82,180.4	678.4

(*)	The amount of retrusted assets to Japan Trustee Services Bank, Ltd. as a securities processing is included in Beneficiary rights:

        Jun. 2011: CMAB 30,073.1 billion yen, STB 66,948.7 billion yen

        Mar. 2011: CMAB 30,583.8 billion yen, STB 65,200.9 billion yen

Sumitomo Mitsui Trust Holdings, Inc.

4) Breakdown of principal guaranteed trust a/c

[Non-consolidated (CMTB + STB)]

	Billions of Yen
	June 2011			Mar. 2011			Change
		CMTB	STB		CMTB	STB
Money trusts
Loans and bills discounted	393.7	218.6	175.0	401.9	222.7	179.2	(8.2)
Securities	0.0	—	0.0	0.0	—	0.0	—
Others	970.1	616.7	353.4	1,041.2	660.7	380.5	(71.1)

Total assets	1,363.8	835.3	528.5	1,443.3	883.4	559.8	(79.4)

Principal	1,360.3	834.6	525.6	1,442.1	883.4	558.7	(81.8)
Reserves for JOMT (Jointly-operated money trust)	0.3	0.0	0.2	0.3	0.0	0.2	—
Others	3.2	0.6	2.5	0.8	(0.0)	0.8	2.4

Total liabilities	1,363.8	835.3	528.5	1,443.3	883.4	559.8	(79.4)

Loan trusts
Loans and bills discounted	—	—	—	—	—	—	—
Securities	0.4	0.4	—	0.4	0.4	—	(0.0)
Others	220.4	207.8	12.5	249.1	229.1	19.9	(28.7)

Total assets	220.8	208.3	12.5	249.5	229.6	19.9	(28.7)

Principal	217.9	205.6	12.2	246.0	226.4	19.6	(28.1)
Reserves for loan trust	1.3	1.2	0.1	1.5	1.3	0.2	(0.1)
Others	1.5	1.4	0.1	1.9	1.7	0.1	(0.3)

Total liabilities	220.8	208.3	12.5	249.5	229.6	19.9	(28.7)

Cautionary Statement Regarding Forward-Looking Statements

This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our Form F-4 registration statement filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.

Sumitomo Mitsui Trust Holdings, Inc.

IR Material for 1QFY2011

August 4, 2011

This presentation material contains information that constitutes forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors including changes in managerial circumstances. This presentation does not constitute an offer to sell or a solicitation of an offer to subscribe for or purchase any securities.

Definitions of terms in this document

Consolidated two-company total: Former Chuo Mitsui Trust Holdings (Consolidated) + Sumitomo Trust and Banking (Consolidated)

Non-consolidated (Three-company total): Chuo Mitsui Trust and Banking (Non-consolidated) + Chuo Mitsui Asset Trust and Banking (Non-consolidated) + Sumitomo Trust and Banking (Non-consolidated)

Non-consolidated (Two-company total): Chuo Mitsui Trust and Banking (Non-consolidated) + Sumitomo Trust and Banking

(Non-consolidated) CMTB+CMAB (Non-consolidated): Chuo Mitsui Trust and Banking (Non-consolidated) + Chuo Mitsui Asset Trust and Banking (Non-consolidated)

Accounting for Business combination related to Management Integration

Applying accounting method for business combination: “Purchase accounting method”, and its amount of effect: “Results of applying purchase accounting method”

1QFY2011 financial results: Consolidated

- Net business profit before credit costs decreased by 7.4 billion yen from 1QFY2010 to 70.6 billion yen, mainly due to the decrease on a non-consolidated (three-company total) basis.
- Total credit costs improved by 3.1 billion yen from 1QFY2010 to the reversal of 6.4 billion yen, mainly due to the posting of reversal of allowance for loan losses in relevant subsidiaries, in addition to the improvement in trust bank subsidiaries (non-consolidated).
- Net income increased by 46.2 billion yen from 1QFY2010 to 89.6 billion yen, due to the posting of 43.4 billion yen of amortization of negative goodwill caused by share exchange, in addition to the factors explained above. (Please refer to page 10 for details of effect of purchase accounting method including amortization of negative goodwill caused by share exchange.)

(Billions of yen)	Consolidated two-company total	SMTH		(Reference)	
	1QFY2010	1QFY2011		Forecast for FY2011	
			Change	1H	Full
Net business profit before credit costs	78.0	70.6	(7.4)	135.0	295.0
(Contribution of group companies before consolidated adjustments)	12.9	13.4	0.5		
Gross business profit	160.4	163.5	3.1		
General and administrative expenses	(85.0)	(93.5)	(8.4)		
Net non-recurring profit etc.	(7.5)	1.8	9.4		
Net gains on stocks	0.3	(0.8)	(1.1)		
Ordinary profit	67.8	71.9	4.1	100.0	215.0
Extraordinary profit	2.7	43.0	40.3		
Amortization of negative goodwill related to share exchange	-	43.4	43.4		
Income before income taxes	70.5	115.0	44.4		
Total income taxes	(22.0)	(19.4)	2.5		
Net income	43.3	89.6	46.2	90.0	150.0
(excl. amortization of negative goodwill related to share exchange)	43.3	46.2	2.8	50.0	110.0
Total credit costs	3.2	6.4	3.1	(20.0)	(40.0)
(Difference from non-consolidated three-company total credit costs)	(1.4)	1.2	2.6	(5.0)	(10.0)

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SUMITOMO MITSUI TRUST HOLDINGS

1QFY2011 financial results: Non-consolidated (Three-company total)

- Net business profit before credit costs decreased by 9.1 billion yen from 1QFY2010 to 56.2 billion yen, mainly due to the decrease in net other operating profit centering on net gains on bonds, while net interest income and related profit increased.
- Total credit costs improved by 0.4 billion yen from 1QFY2010 to the reversal of 5.2 billion yen, resulting from decreased balance of non-performing loans, in addition to one-time effect related to management integration.
- Net income decreased by 10.0 billion yen from 1QFY2010 to 34.8 billion yen, due to the worsening of net gains on stocks resulting from the devaluation loss on some stocks, in addition to the factors explained above.

	Non-consolidated (Three-company total)			CMTB + CMAB (Non-consolidated)		STB (Non-consolidated)		(Reference) Forecast for FY2011	
(Billions of yen)	1QFY2010	1QFY2011	Change	1QFY2011	Change	1QFY2011	Change	1H	Full
Net business profit before credit costs	65.3	56.2	(9.1)	28.1	(2.9)	28.0	(6.2)	110.0	235.0
Gross business profit	125.0	117.1	(7.8)	57.1	(2.1)	60.0	(5.7)	232.0	480.0
Net interest income and related profit	60.6	64.7	4.0	29.6	4.0	35.1	0.0		
Net fees and commisssions and related profit	38.6	37.3	(1.2)	19.9	(0.6)	17.3	(0.6)		
Net trading profit	0.2	1.0	0.8	0.9	0.8	0.0	0.0		
Net other operating profit	25.5	14.0	(11.5)	6.5	(6.3)	7.4	(5.1)		
Net gains on bonds	26.4	14.6	(11.8)	6.5	(7.2)	8.1	(4.5)		
General and administrative expenses	(59.6)	(60.8)	(1.2)	(28.9)	(0.7)	(31.9)	(0.4)	(122.0)	(245.0)
Net non-recurring profit, etc.	(9.0)	(12.0)	(3.0)	(16.8)	(12.7)	4.7	9.7		
Reversal of allowance for loan losses	-	8.9	8.9	-	-	8.9	8.9		
Net gains on stocks	0.1	(9.2)	(9.3)	(8.1)	(9.6)	(1.0)	0.2		
Amortization of unrecognized net actuarial loss	(6.5)	(5.8)	0.6	(3.3)	0.0	(2.5)	0.6		
Ordinary profit	56.2	44.1	(12.1)	11.3	(15.6)	32.8	3.5	80.0	175.0
Extraordinary profit	5.8	(1.1)	(7.0)	(0.7)	(2.6)	(0.3)	(4.3)		
Reversal of allowance for loan losses	5.0	-	(5.0)	-	(1.8)	-	(3.1)		
Costs related to the Management Integration	(0.1)	(0.9)	(0.8)	(0.6)	(0.5)	(0.2)	(0.2)		
Net income	44.9	34.8	(10.0)	13.1	(8.7)	21.7	(1.2)	45.0	100.0
Total credit costs	4.7	5.2	0.4	(3.5)	(5.5)	8.7	6.0	(15.0)	(30.0)

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Contribution of major group companies to consolidated financial results

- Contribution to net business profit before credit costs increased by 0.9 billion yen from 1QFY2010 to 13.4 billion yen, due to steadily increasing contribution from Nikko Asset Management and SBI Sumishin Net Bank, etc.
- Contribution to net income increased by 2.9 billion yen over the same period to 9.7 billion yen, resulting from the posting of reversal of allowance for loan losses in Chuo Mitsui Guarantee, etc., in addition to the factors mentioned above.

(Billions of yen)	Net business profit before credit costs			Net income			Goodwill as of June 2011(*2)	
	1QFY2010	1QFY2011	Change	1QFY2010	1QFY2011	Change	Amortization amount	Outstanding balance
Consolidated difference	12.6	14.3	1.7	(1.5)	11.3	12.8	(2.4)	127.1
Contribution (before consolidated adjustments)(*1)	12.5	13.4	0.9	6.7	9.7	2.9	---	---
STB Asset Management Co., Ltd.	0.1	0.1	0.0	0.1	0.1	0.0	---	---
Chuo Mitsui Asset Management Company, Limited.	0.1	0.0	(0.0)	0.1	0.0	(0.1)	---	---
Nikko Asset Management Co., Ltd. (Consolidated)	1.6	2.3	0.7	0.8	1.4	0.6	(1.3)	73.0
Japan Trustee Services Bank Ltd.	0.3	0.1	(0.2)	0.2	0.0	(0.1)	---	---
Sumitomo Trust & Banking Co. (U.S.A.)	0.2	0.4	0.1	0.1	0.2	0.0	---	---
Tokyo Securities Transfer Agent Co., Ltd.	0.2	0.2	0.0	0.1	0.2	0.1	---	---
Sumishin Realty Company Limited	0.2	0.2	0.0	0.1	0.1	0.0	---	---
Sumishin Panasonic Financial Services Co., Ltd. (Consolidated)	4.5	4.2	(0.2)	3.1	2.5	(0.6)	(0.0)	0.8
Sumishin Real Estate Loan & Finance, Ltd.	1.1	1.1	0.0	0.6	1.2	0.5	(0.9)	52.8
SBI Sumishin Net Bank, Ltd. (Consolidated)	0.3	0.5	0.2	0.3	0.6	0.3	---	---
Chuo Mitsui Guarantee Co., Ltd.	1.3	1.2	(0.0)	0.2	1.6	1.3	---	---
Sumishin Guarantee Company Limited	0.7	0.8	0.1	0.2	0.5	0.2	---	---

(*1) Exclude the amount of consolidation adjustments such as performance of holding company alone, elimination of dividend and amortization of goodwill, etc.
(*2) Outstanding balance of goodwill related to former Chuo Mitsui Trust Group (33.0 billion yen) was reset as a result of purchase accounting method.

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SUMITOMO MITSUI TRUST HOLDINGS

Breakdown of profits by business

- Gross business profit (non-consolidated) reached approximately 50% of forecast for 1HFY2011 (232.0 billion yen), though it decreased by 7.8 billion yen from 1QFY2010 to 117.1 billion yen.
- Treasury and financial products business made a good start by making use of the lowering interest rate trend, while real estate business stayed at low level due to stagnant market environment.

	Gross business profit (Non-consolidated three-company total)			CMTB + CMAB (Non-consolidated)		STB (Non-consolidated)		(Reference) Forecast for FY2011	
(Billions of yen)	1QFY2010	1QFY2011	Change	1QFY2011	Change	1QFY2011	Change	1H	Full
Retail financial services	38.4	35.5	(2.9)	19.1	0.0	16.3	(3.0)	70.0	144.0
Wholesale financial services	37.5	35.1	(2.4)	15.4	(0.2)	19.7	(2.1)	77.0	155.0
Stock transfer agency services	10.2	10.2	0.0	6.2	(0.0)	3.9	0.0	16.0	32.0
Treasury and financial products	37.2	30.7	(6.4)	13.2	(6.3)	17.4	(0.1)	46.0	93.0
Fiduciary services	21.2	21.6	0.4	9.8	(0.1)	11.7	0.5	44.0	92.0
Real estate	5.1	3.1	(2.0)	1.4	(1.1)	1.6	(0.8)	16.0	38.0
Others	(4.4)	1.3	5.7	2.3	5.7	(0.9)	0.0		
Fees paid out for outsourcing	(10.1)	(10.3)	(0.2)	(4.3)	(0.0)	(5.9)	(0.1)		
Stock transfer agency services	(4.1)	(4.2)	(0.0)	(2.1)	(0.0)	(2.0)	(0.0)		
Fiduciary services	(5.9)	(6.1)	(0.1)	(2.2)	(0.0)	(3.9)	(0.1)		
Total	125.0	117.1	(7.8)	57.1	(2.1)	60.0	(5.7)	232.0	480.0

	Net business profit before credit costs (Non-consolidated three-company total)			Net business profit before credit costs (Consolidated)		
(Billions of yen)	1QFY2010	1QFY2011	Change	1QFY2010	1QFY2011	Change
Retail financial services	7.5	4.6	(2.8)	9.7	6.9	(2.8)
Wholesale financial services	24.6	22.0	(2.5)	31.5	29.4	(2.1)
Stock transfer agency services	5.2	5.1	(0.0)	5.2	5.5	0.2
Treasury and financial products	34.4	27.6	(6.7)	34.4	27.6	(6.7)
Fiduciary services	7.9	7.8	(0.1)	10.2	11.0	0.8
Real estate	2.5	0.5	(1.9)	2.7	0.8	(1.8)
Others	(11.6)	(6.5)	5.1	(10.7)	(5.3)	5.3
Total	65.3	56.2	(9.1)	78.0	70.6	(7.4)

(*1) Figures of Chuo Mitsui are tentative calculations based on certain assumptions (transfer price, etc.) under managerial accounting.
(*2) Figures for "Other" includes cost of capital funding, dividend of shares for cross-shareholdings, general and administrative expenses of headquarters, etc.
(*3) Figures of consolidated net business profit before credit costs in 1QFY2010 are consolidated two-company total.

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SUMITOMO MITSUI TRUST HOLDINGS

Breakdown of net interest income (Non-consolidated two-company total)

Loan-deposit margin of 1QFY2011 declined by 6bp from 1QFY2010 to 0.82%, against a backdrop of lowering market interest rates.

Net interest income and related profit increased by 2.7 billion yen over the same period, because the improvement in securities income exceeded the effect of declining loan-deposit margin.

<Loan-deposit margin (Domestic banking a/c)>

1QFY2010 1QFY2011 (Reference)

Change 1HFY2010 2HFY2010

Loans and bills discounted 1.35% 1.22% (0.13%) 1.34% 1.28%

Deposits 0.47% 0.40% (0.07%) 0.46% 0.43%

Loan-deposit margin 0.88% 0.82% (0.06%) 0.88% 0.85%

Average yield on Loans and bills discounted Average yield on Deposits Loan-deposit margin

(%) 2.0 1.5 1.0 0.5 0.0

FY09 FY09 FY10 FY10 FY11

1H 2H 1H 2H 1Q

<Breakdown of net interest income and related profit (Banking a/c)>

1QFY2010 1QFY2011 Change

Average Income/ Average Income/ Average Income/

(Average balance: Trillions of yen) Yield Yield Yield

(Income/Expence: Billions of yen) balance Expence balance Expence balance Expence

Net interest income and related profit 58.9 61.6 2.7

Domesitc 0.73% 49.2 0.77% 52.0 0.04% 2.7

Interest-earning assets 26.94 1.20% 80.6 26.75 1.20% 80.4 (0.19) 0.00% (0.1)

Loans and bills discounted (1) 18.03 1.35% 60.9 18.13 1.22% 55.3 0.10 (0.13%) (5.5)

Securities 5.90 0.85% 12.6 5.96 1.23% 18.4 0.05 0.38% 5.7

Interest-bearing liabilities 26.58 0.47% 31.3 26.41 0.43% 28.4 (0.16) (0.04%) (2.9)

Deposits (2) 19.70 0.47% 23.5 20.58 0.40% 20.7 0.88 (0.07%) (2.7)

International business 0.93% 9.6 0.97% 9.6 0.04% (0.0)

Loan-deposit margin (1) - (2) 0.88% 37.3 0.82% 34.5 (0.06%) (2.7)

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5

Status of prioritized Strategic Areas (1)

- Investment trust and insurance sales considerably increased, centering on high-yield and distributable type investment trust. Fund wrap and SMA, which are strategic products for high-net worth individuals, also increased steadily.
- Execution amount of individual loans grew by approximately 50% from 1QFY2010, as a result of actively promoting residential mortgage loans.
- Credit to overseas Japanese borrowers steadily grew centering on loans to corporations and the balance exceeded 1.5 trillion yen.

Investment trust and insurance sales business

(Billions of yen)	1QFY2010	1QFY2011	Change
Profit total	10.1	11.5	1.4
Sales fees of investment trust	3.6	5.6	1.9
Sales fees of insurance	2.4	2.0	(0.4)
Others (management and administration)	4.0	3.9	(0.1)

(Billions of yen)	1QFY2010	1QFY2011	Change
Sales volume total	265.8	361.9	96.1
Investment trust	179.1	277.4	98.3
Fund wrap, SMA	9.7	15.4	5.7
Insurance	76.9	68.9	(7.9)

(Billions of yen)	Mar. 2011	June 2011	Change
Balance total	4,330.2	4,380.4	50.2
Investment trust	2,189.5	2,198.4	8.9
Fund wrap, SMA	100.3	111.3	11.0
Insurance	2,040.3	2,070.6	30.2

(Note) Figures for Mar. 2011 was revised due to the change of standard.

Individual loans business

(Billions of yen)	1QFY2010	1QFY2011	Change
Execution amount	129.2	190.4	61.1
Residential mortgage loans	125.0	187.7	62.6

(Billions of yen)	Mar. 2011 Actual	June 2011 Actual	Change
Balance	5,946.1	5,995.4	49.3
Residential mortgage loans	5,381.4	5,450.4	68.9

Credit to overseas Japanese borrowers

(Billions of yen)	Mar. 2011 Actual	June 2011 Actual	Change
Balance	1,472.9	1,506.0	33.1

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SUMITOMO MITSUI TRUST HOLDINGS

Status of prioritized Strategic Areas (2)

- Assets under management (AUM) of trust banks (Non-consolidated) decreased, mainly due to the decline in discretionary investment management amount resulting from payment of pension benefits in public pensions, while AUM of subsidiaries increased centering on Nikko Asset Management.
- Assets under custody (AUC) of global custody business steadily increased, while AUC of domestic custody business maintained the same level as that of the end of FY2010.
- Real estate related profit decreased by 2.0 billion yen from 1QFY2010 to 5.9 billion yen, mainly due to the stagnant brokerage transaction resulting from the effects of earthquake.

Fiduciary services business

<Assets under management (AUM)>

(Trillions of yen)	Mar. 2011 Actual	June 2011 Actual	Change
Assets under management (AUM)	65.7	65.0	(0.6)
Trust banks (Non-consolidated)	49.0	48.1	(0.9)
CMAB	24.4	23.8	(0.6)
STB	24.6	24.2	(0.3)
Subsidiaries	16.6	16.9	0.2
STB Asset Management	1.4	1.4	(0.0)
Chuo Mitsui Asset Management	2.3	2.3	0.0
Nikko Asset Management	12.8	13.1	0.2

<Assets under custody (AUC)>

(Trillions of yen) (Billions of USD)	Mar. 2011 Actual	June 2011 Actual	Change
Domestic custody business (JTSB)	184	183	(0)
Global custody business (STBUSA)	209	212	2

Real estate business

<Results>

(Billions of yen)	1QFY2010	1QFY2011	Change
Real estate related profit	8.0	5.9	(2.0)
Real estate brokerage fees	5.7	3.9	(1.7)
CMTB	1.7	0.7	(0.9)
STB	1.4	0.6	(0.8)
Subsidiaries	2.5	2.5	0.0
Real estate trust fees, etc.	1.9	1.6	(0.3)
Others	0.3	0.3	(0.0)

<Asset management and administration>

(Billions of yen)	Mar. 2011 Actual	June 2011 Actual	Change
Balance of securitized real estate	9,466.1	9,418.3	(47.8)
Balance of real estate asset management	280.9	274.2	(6.6)

(Note) Figures for Mar. 2011 was revised due to the change of standard.

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SUMITOMO MITSUI TRUST HOLDINGS

Breakdown of total credit costs and problem assets based on the Financial Reconstruction Act

- Total credit costs of both Non-consolidated (Two-company total) and subsidiaries are reversal mainly due to the reversal resulting from the unification of calculating method of reserves based on the management integration and upgrades in classification or decline in the loan balance of debtors which were classified as special mention category or below, despite the posting of allowance for loan losses against disposal of housing loan company (*Jusen*).
- The total balance of problem assets based on the Financial Reconstruction Act as of the end of June 2011 increased by 4.6 billion yen from the end of March 2011 to 249.8 billion yen, and the ratio to total loan balance maintained a low level of 1.2%. Coverage ratios stood at 90.7% for doubtful loans and 73.3% for substandard loans, respectively, both of which are sufficient levels.

<Total credit costs>

(Billions of yen)	FY2010 1H	FY2010 2H	FY2011 1Q	Major factors (1QFY2011)
Total credit costs (Non-consolidated two-company total)	11.0	(18.4)	5.2	
General allowance for loan losses	10.7	(7.8)	14.3	Downgrade of debtors: Approx. -2.0 Decrease in loan balance: Approx. +4.5, upgrade of debtors: Approx. +2.5 Allowance for housing loan companies: Approx. -8.5, Effects from standardization of calculating method of reserves: Approx. +8.5, etc.
Specific allowance for loan losses	1.0	(1.0)	(8.8)	
Losses on sales of claims, written-off	(2.5)	(15.0)	(0.5)	
Total credit costs (Group companies)	(8.5)	(8.2)	1.2	
Total	2.4	(26.7)	6.4	

<Problem assets based on the Financial Reconstruction Act (Non-consolidated two-company total)>

(Billions of yen)	Mar. 2011 Actual	June 2011 Actual	June 2011 Change	Collateral/Allowance		Coverage ratio (*1)	Allowance ratio (*2)
Problem assets based on the Financial Reconstruction Act	245.3	249.8	4.6			85.6%	53.4%
(Ratio to total loan balance)	1.1%	1.2%	0.1%				
Loans in bankrupt and practically bankrupt	41.3	35.0	(6.3)	Total	35.0	100.0%	100.0%
				Collateral value	21.7		
				Specific allowance for loan losses	13.3		
Doubtful loans	93.7	123.1	29.4	Total	111.7	90.7%	63.3%
				Collateral value	92.0		
				Specific allowance for loan losses	19.7		
Substandard loans	110.3	91.7	(18.6)	Total	67.3	73.3%	24.9%
				Collateral value	59.2		
				General allowance for loan losses	8.1		
(Reference) Loans to other special mention debtors	739.4	597.6	(141.9)				
Total loan balance	22,073.2	21,204.9	(868.3)				

(*1) (Collateral value without considering haircuts + allowance for loan losses) / Loan balance

(*2) Allowance for loan losses / (Loan balance - collateral value without considering haircuts)

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SUMITOMO MITSUI TRUST HOLDINGS

Securities portfolio

- Cost of available-for-sale securities ("AFS") (Consolidated) increased by 511.3 billion yen from the end of March 2011 to 7,867.3 billion yen, mainly due to the increase in stocks (approximately 31.0 billion yen) resulting from purchase accounting method and in bonds (approximately 560.0 billion yen) resulting from consolidation of Japan Trustee Services Bank.
- Unrealized gains/ losses of AFS secured net gains of 41.5 billion yen, though it decreased by 26.6 billion yen mainly due to the decline in stock prices, while realizing effects of purchase accounting method.
- Cost of held-to-maturity debt securities ("HTM") decreased by 42.5 billion yen from the end of March 2011 to 682.3 billion yen, mainly due to the decline in balances of foreign bonds and international asset backed securities.

<Breakdown of securities with fair value (Consolidated)>

(Billions of yen)	Fair value			Costs			Unrealized gains/ losses		
	Mar. 2011	June 2011	Change	Mar. 2011	June 2011	Change	Mar. 2011	June 2011	Change
Available-for-sale securities	7,424.2	7,908.8	484.6	7,356.0	7,867.3	511.3	68.1	41.5	(26.6)
Japanese stocks	957.1	893.3	(63.8)	873.9	902.6	28.6	83.2	(9.2)	(92.5)
Domestic bonds	4,058.5	4,963.4	904.8	4,050.6	4,927.6	877.0	7.8	35.7	27.8
Others	2,408.5	2,052.1	(356.3)	2,431.4	2,037.0	(394.3)	(22.9)	15.0	37.9
Held-to-maturity debt securities	775.0	731.4	(43.5)	724.8	682.3	(42.5)	50.1	49.1	(0.9)

<Available-for-sale securities (Non-consolidated three-company total)>

Available-for-sale securities	7,341.7	7,218.7	(122.9)	7,291.8	7,190.6	(101.1)	49.8	28.0	(21.8)
Japanese stocks	878.7	818.1	(60.6)	813.5	803.1	(10.4)	65.1	14.9	(50.2)
Domestic bonds	4,078.5	4,372.4	293.9	4,070.6	4,348.8	278.1	7.8	23.5	15.7
Government bond	3,244.7	3,512.6	267.9	3,238.6	3,493.1	254.4	6.0	19.4	13.4
Others	2,384.4	2,028.1	(356.2)	2,407.5	2,038.6	(368.9)	(23.1)	(10.5)	12.6
Foreign government bonds	1,452.7	1,095.1	(357.6)	1,478.3	1,108.4	(369.9)	(25.5)	(13.2)	12.3
Corporate bond (International)	371.6	331.2	(40.4)	368.1	326.9	(41.1)	3.5	4.2	0.6

<Held-to-maturity debt securities (Non-consolidated three-company total)>

Held-to-maturity debt securities	774.3	730.7	(43.5)	724.2	681.3	(42.8)	50.1	49.4	(0.7)
Japanese government bonds	192.3	187.5	(4.8)	184.4	179.4	(5.0)	7.9	8.0	0.1
Foreign bonds (Corporate)	222.5	201.9	(20.6)	223.0	201.7	(21.3)	(0.4)	0.2	0.6
Asset-backed securities (International) (*)	251.0	230.6	(20.3)	210.3	192.0	(18.2)	40.7	38.6	(2.0)

(*) Unamortizaiton balance of unrealized loss on asset-backed securities which were reclassified from AFS to HTM during FY2008 (2011/3: 61.0 bn yen, 2011/6: 56.3 bn yen)

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SUMITOMO MITSUI TRUST HOLDINGS

Effects on consolidated financial results by applying purchase accounting method

- Valuation loss of 123.6 billion yen was recognized, as a result of revaluating consolidated B/S of former Chuo Mitsui Trust Holdings ("CMTH") by applying purchase accounting method
- Negative goodwill of 43.4 billion yen was recognized, as shareholders' equity of 532.5 billion yen exceeded acquisition cost (total market value of CMTH's shares) of 489.1 billion yen
- There are no intangible assets which are newly recognized

Consolidated B/S of former CMTH after applying purchase a/c method [Effective date of the share exchange]

<Assets> 14,158.1 billion yen

Results of applying purchase a/c method
(72.9) billion yen [1]

(Major factors)

Securities	(21.2)
Loans and bills discounted (*1)	+37.6
Other assets (*1)(*2)	(86.3)
Tangible fixed assets	(18.1)
Intangible fixed assets (*3)	(33.2)
Deferred tax assets	+47.8

(*1) Specific allowance for loan losses accounted

(*2) Unrecognized net actuarial loss, etc.

(*3) Goodwill, etc.

<Liabilities> 13,437.6 billion yen

Results of applying purchase a/c method
+50.7 billion yen [2]

(Major factors)

Deposits	+34.7
Borrowed money	+3.8
Corporate bonds	+5.2
Provision for retirement benefits	+4.6
Deferred tax liabilities	+2.2

<Net assets> 720.4 billion yen

Shareholders' equity
532.5 billion yen (A)

Results of applying purchase a/c method
(123.6) billion yen ([1] – [2])

<Cost> 489.1 billion yen (B)

(March 31) Stock price: 295 yen
Number of shares: 1.658 billion shares

<Gain on amortization of negative goodwill> 43.4 billion yen (A) - (B)

Effects on differences between consolidated and non-consolidated financial results

◆ By applying purchase accounting method, differences between consolidated and non-consolidated costs of assets/ liabilities which were object of the revaluation (mark to market) were recognized, which caused consolidated and non-consolidated financial results as to profit/ loss resulting from amortization/ accumulation of related assets/ liabilities or sales of securities.

◆ An effect of these differences for 1QFY2011 is approximately 11.0 billion yen of profit at the level of net income, including one-time factor such as gains/ losses on sales or devaluation of securities (approximately 6.0 billion yen after considering tax effect).

[Amount of effects (approximate figure)]

	1QFY2011	
Amortization/ Accumulation of loans and bills discounted, bonds and deposits, etc.	4.0 bn	
Effects of sales of bonds, etc.	2.0 bn	(*)
Effect on net business profit before credit costs	6.0 bn	
Cancellation of amortization of net actuarial losses	3.0 bn	
Effects of sales/ devaluation of stocks, etc.	8.0 bn	(*)
Effect on ordinary profit	17.0 bn	
Tax effects on above items	(6.0) bn	
Effect on net income	11.0 bn	

(*) One-time effect

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.
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SUMITOMO MITSUI TRUST HOLDINGS

<For reference> B/S as of effective date of the share exchange (simulation)

	CMTH (Consolidated)			STB (Consolidated)			Pro forma	JTSB	Consolidated adjustments	SMTH
(Billions of yen)	Mar. 2011	Purchase a/c method	Succession amount (1)	Mar. 2011	Results of integration	Succession amount (2)	(1)+(2)	Mar. 2011		(Reference)
Assets	14,231.0	(72.9)	14,158.1	20,926.0	-	20,926.0	35,084.2	1,177.7	(38.4)	36,223.5
Cash and due from banks	502.1	-	502.1	704.6	-	704.6	1,206.7	314.6	-	1,521.4
Monetary claims bought	99.9	0.4	100.3	439.3	-	439.3	539.6	-	-	539.6
Securities	3,710.5	(21.2)	3,689.2	4,616.5	-	4,616.5	8,305.7	561.5	(38.4)	8,828.8
Loans and bills discounted	8,817.5	37.6	8,855.1	11,794.9	-	11,794.9	20,650.1	-	-	20,650.1
Other assets	393.0	(86.3)	306.7	1,452.1	-	1,452.1	1,758.9	15.4	-	1,774.3
Tangible fixed assets	123.5	(18.1)	105.4	127.5	-	127.5	233.0	1.4	-	234.5
Intangible fixed assets	56.9	(33.2)	23.7	164.9	-	164.9	188.7	24.2	-	213.0
Deferred tax assets	143.0	47.8	190.9	100.1	-	100.1	291.1	0.3	-	291.4

(*) Figures for CMTH (Consolidated) indicate amount after considering allowance for loan losses.

	CMTH (Consolidated)			STB (Consolidated)			Pro forma	JTSB	Consolidated adjustments	SMTH
(Billions of yen)	Mar. 2011	Purchase a/c method	Succession amount (1)	Mar. 2011	Results of integration	Succession amount (2)	(1)+(2)	Mar. 2011		(Reference)
Liabilities	13,386.9	50.7	13,437.6	19,418.9	-	19,418.9	32,856.6	1,120.0	-	33,976.7
Deposits	9,292.0	34.7	9,326.7	12,298.5	-	12,298.5	21,625.2	43.2	-	21,668.5
Negotiable certificates of deposits	327.0	-	327.0	2,222.1	-	2,222.1	2,549.1	-	-	2,549.1
Borrowed money	678.9	3.8	682.8	1,176.0	-	1,176.0	1,858.8	-	-	1,858.8
Corporate bonds	267.2	5.2	272.4	634.2	-	634.2	906.7	-	-	906.7
Borrowed money from trust	801.6	-	801.6	431.7	-	431.7	1,233.3	1,041.2	-	2,274.6
Provision for retirement benefits	2.8	4.6	7.5	8.6	-	8.6	16.2	0.3	-	16.5
Deferred tax liabilities	3.9	2.2	6.2	0.0	-	0.0	6.2	-	-	6.2
Net assets	844.1	(123.6)	720.4	1,507.0	-	1,507.0	2,227.4	57.7	(38.4)	2,246.7
Capital stock	261.6	-	261.6	342.0	(342.0)	-	261.6	51.0	(51.0)	261.6
Capital surplus	-	227.5	227.5	297.0	341.5	638.6	866.1	-	-	866.1
Retained earnings	406.0	(362.5)	43.4	565.9	-	565.9	609.3	6.6	(6.6)	609.3
Treasury stock	(0.2)	0.2	-	(0.4)	0.4	-	-	-	-	-
Cumulative total of other comprehensive profit	(10.8)	10.8	-	(1.8)	-	(1.8)	(1.8)	0.0	(0.0)	(1.8)
Minority interest	187.6	0.2	187.8	304.4	-	304.4	492.2	-	19.2	511.5

JTSB: Japan Trustee Services Bank, SMTH: Sumitomo Mitsui Trust Holdings

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.

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SUMITOMO MITSUI TRUST HOLDINGS

Cautionary Statement Regarding Forward-Looking Statements

This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our Form F-4 registration statement filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.

Copyright © 2011 SUMITOMO MITSUI TRUST HOLDINGS, INC. All rights reserved.